As filed with the Securities and Exchange Commission on July 27, 2000
                                                      Registration No. 333-39378
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 AMENDMENT NO. 1
                                       TO

                                    FORM S-2
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933


                          WAVETECH INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)

             Nevada                                              86-0916826
(State or other jurisdiction of                              (I. R. S. Employer
 incorporation or organization)                              Identification No.)

           5210 East Williams Circle, Suite 200, Tucson, Arizona 85711
                                 (520) 750-9093
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 Gerald I. Quinn
                          Wavetech International, Inc.
           5210 East Williams Circle, Suite 200, Tucson, Arizona 85711
                                 (520) 750-9093
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

                              Gregory R. Hall, Esq.
                        Squire, Sanders & Dempsey L.L.P.
                             Two Renaissance Square
                       40 North Central Avenue, Suite 2700
                             Phoenix, Arizona 85004
                                 (602) 528-4000

      APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]
     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462 (b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

==================================================================================================
                                          Proposed Maximum    Proposed Maximum
Title of Securities     Amount to be     Offering Price Per      Aggregate           Amount of
 to be Registered       Registered (1)        Unit (2)       Offering Price (2)  Registration Fee
--------------------------------------------------------------------------------------------------
Common Stock,
par value $0.001        2,318,786            $7.06              $16,370,629          $4,321.85
==================================================================================================

(1) Includes (i) up to 956,022 shares of Common Stock to be issued upon conversion of Series B Convertible Preferred Stock, (ii) up to 203,371 shares of Common Stock to be issued upon exercise of warrants and (iii) an indeterminate number of additional shares of Common Stock as may from time to time be issuable upon conversion of the Series B Convertible Preferred Stock and exercise of the warrants by reason of stock splits, stock dividends and similar transactions, which shares are registered hereunder pursuant to Rule 416 under the Securities Act of 1933, as amended.


(2) Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended, pursuant to Rules 457(c) and 457(h) under the Securities Act, on the basis of the average of the high and low prices for shares of Common Stock as reported by the Nasdaq Over the Counter Bulletin Board on June 12, 2000.


      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SECURITYHOLDER MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED JULY 27, 2000

PROSPECTUS
                                2,318,786 SHARES

                    WAVETECH INTERNATIONAL, INC. COMMON STOCK


     This prospectus relates to registering for resale shares of common stock underlying Warrants and Series B Preferred Stock previously issued by Wavetech International, Inc. in connection with a private placement of our Warrants and Series B Preferred Stock.

     We will not receive any proceeds from the sale of the shares. If all the warrants we issued under the private placement are exercised, we will receive up to $350,000 of the warrant exercise price.

     The selling shareholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices or at privately negotiated prices.

     Our common stock is traded on the NASDAQ Over-the-Counter Bulletin Board under the symbol "ITEL." On May 30, 2000, the closing sale price of our common stock was $6.8125.

     Investing in our common stock involves a high degree of risk. See "Risk Factors" on page 18.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this prospectus is _______, 2000.

     We have not authorized any person to provide you with information different from that contained or incorporated by reference in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.


                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----
Where You Can Find More Information                                           2
Incorporation of Documents by Reference                                       2
Summary                                                                       3
The Offering                                                                 17
Risk Factors                                                                 18
Use of Proceeds                                                              24
Market for Common Equity and Related Stockholder Matters                     24
Selling Shareholders                                                         25
Determination of Offering Price                                              26
Plan of Distribution                                                         26
Description of Securities                                                    28
Legal Matters                                                                31
Experts                                                                      31
Information with Respect to the Registrant                                   31
Disclosure of Commission Position on Indemnification for
  Securities Act Liabilities                                                 31

                          Wavetech International, Inc.
                      5210 East Williams Circle, Suite 200
                             Tucson, Arizona 85711
                           Telephone: (520) 750-9093

THE OFFERING


In our May 1, 2000 private placement we issued 1,000 shares of our Series B Convertible Preferred Stock and warrants to purchase 203,371 shares of our common stock. Assuming we received notice of conversion on June 13, 2000, the Series B Convertible Preferred Stock are convertible into 956,022 shares of our common stock. The investor in the private placement received 1,000 shares of preferred stock and a warrant to purchase 160,000 shares of common stock. A warrant to purchase 43,371 shares of common stock was issued to the placement agent that assisted the Company in completing the private placement. Pursuant to a Registration Rights Agreement dated May 1, 2000, we are registering the resale of the common stock underlying the preferred stock and warrants. The total number of shares of common stock covered by this prospectus is 2,318,786. The investor and placement agent are collectively referred to in this prospectus as selling shareholders. They can use this prospectus to sell to other purchasers some or all of the shares of common stock they will receive by converting the preferred stock to common stock and exercising their warrants. The selling shareholders may sell the common stock in ordinary broker's transactions, directly to market brokers in our common stock, in private transactions or any other method of distribution described under the section in this prospectus entitled "Plan of Distribution."

                       WHERE YOU CAN FIND MORE INFORMATION


     We file reports and other information with the U.S. Securities and Exchange Commission. You may read and copy any document that we file at the SEC's public reference facilities at 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for more information about its public reference facilities. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.


     Copies of publicly available documents that we have filed with the SEC can also be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.


     This prospectus is a part of the registration statement that we filed on Form S-2 with the SEC. The registration statement contains more information than this prospectus about us and our common stock, including exhibits and schedules. You should refer to the registration statement for additional information about us and the common stock being offered in this prospectus. Statements that we make in this prospectus relating to any documents filed as an exhibit to the registration statement or any document incorporated by reference into the registration statement may not be complete and you should review the referenced document itself for a complete understanding of its terms.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them. This means that we can disclose information to you by referring you to those documents. The documents that have been incorporated by reference are an important part of the prospectus, and you should review that information in order to understand the nature of any investment by you in the common stock. Information contained in this prospectus automatically updates and supersedes previously filed information. We are incorporating by reference the documents listed below and all of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to the effectiveness of the registration statement.


     * our annual report on Form 10-KSB for the fiscal year ended August 31, 1999;
     * our quarterly reports on Form 10-QSB for the quarterly periods ended November 30, 1999, February 29, 2000 and May 31, 2000;
     *    our current report on Form 8-K dated May 1, 2000;
     * the description of our common stock included in our Registration Statement on Form 8-A, filed March 11, 1987.


     If you would like a copy, at no cost, of any of these documents, please write or call us at:


                          Wavetech International, Inc.
                      5210 East Williams Circle, Suite 200
                              Tucson, Arizona 85711
                            Attn: Corporate Secretary
                            Telephone: (520) 750-9093

     You should only rely upon the information included in or incorporated by reference into this prospectus or in any prospectus supplement that is delivered to you. We have not authorized anyone to provide you with additional or different information. You should not assume that the information included in or incorporated by reference into this prospectus or any prospectus supplement is accurate as of any date later than the date on the front of the prospectus or prospectus supplement.

                                     SUMMARY

     THIS SUMMARY SHOULD BE READ BY YOU TOGETHER WITH THE MORE DETAILED INFORMATION IN OTHER SECTIONS OF THIS PROSPECTUS. YOU SHOULD ALSO CAREFULLY CONSIDER THE FACTORS DESCRIBED UNDER "RISK FACTORS" AT PAGE 18 OF THIS PROSPECTUS. THROUGHOUT THIS PROSPECTUS, WE REFER TO WAVETECH INTERNATIONAL, INC. AS "WAVETECH," "COMPANY," "WE," "OUR," "OURS," AND "US."

                                   THE COMPANY

     Founded  on  July  10,  1986,  Wavetech  International,  Inc.  is a  Nevada
corporation   which   develops,   prepares,   markets   and  sells   interactive
communication systems to reflect or target the needs of a specific audience.

     Our principal executive offices are located at 5210 East Williams Circle, Suite 200, Tucson, Arizona 85711. Our telephone number is (520) 750-9093. Wavetech wholly owns its three subsidiaries, Interpretel, Inc., Interpretel (Canada) Inc. and Telplex International Communications, Inc.

                                 OUR OPERATIONS

     Although the Company was founded in 1986, we did not begin our operations until 1995. From 1995 until June 1999, the Company developed proprietary software for customized calling card services and created an infrastructure to market and distribute its product and services. During this period, the Company's efforts were primarily focused on hiring management and other key personnel, raising capital, procuring governmental authorizations and space in central offices, acquiring equipment and facilities, developing, acquiring and integrating billing and database systems. We marketed these systems to the business traveler and to large organizations or companies with a membership base. In the late 1990's, due to the wide scale deployment of cellular telephones with messaging capability, the market for business related calling card services greatly diminished. In June 1999, we discontinued our calling card services. Since then, we have focused substantially all of our efforts and resources on developing our Bestnetcall web-enabled long distance service.

     On April 23, 1999, we entered into a licensing agreement with Softalk, Inc., a technology company based in Ontario, Canada. Softalk develops proprietary Internet Protocol-based telecommunication technologies. Softalk's technology allows people to initiate long distance calls from anywhere in the world by accessing a specific Internet website. International telephone calls may be made at substantially reduced rates from those offered by the Public Switched Telephone Network (PSTN), i.e., telephone calls made via traditional long distance carriers. This licensing agreement granted certain marketing and customer service rights to Wavetech.

     The licensing agreement was later amended and restated on July 30, 1999, to grant us exclusive rights to distribute, market, service, sell and sublicense Softalk's services and products to commercial accounts and a worldwide non-exclusive license for individual accounts. We also have the exclusive right to provide billing and customer support services for all customer accounts.

     Subsequent to entering into the licensing agreement, the Company engaged in the build-out of telecommunication facilities in Toronto, Canada, including deployment of high-capacity switches, Internet servers, and completion of specialized software used for data management, billing and customer service requirements.

     Our brand name for our web-enabled long distance service is Bestnetcall, which was first made available to the public on April 17, 2000. We are presently focusing our resources on marketing Bestnetcall to selected companies with international locations and/or clients.

     Users of our Bestnetcall service are able to enroll, place calls, pay for service and access customer service real-time on the Internet by accessing our website at www.bestnetcall.com. Bestnetcall does not require the purchase of special hardware or software by the customer and uses their existing telephone equipment. Users only need access to the Internet and an available phone line. Bestnetcall also offers real-time billing to all users and accepts various payment methods, including pre-paid or post-paid credit card payments and invoicing options.

     Following completion of a telephone call, the total cost for that call may be viewed on the caller's online account. Call detail records may be printed or exported to Word or Excel applications. The Bestnetcall service also includes convenient speed dialing, personalized directories, client billing codes, world-time country/city code lookup and real time talk with customer service via the website. Account administrators may add or delete users, view users calling activity and create reports detailing call activity.

                          MARKETING AND SALES STRATEGY

     We intend to offer our Bestnetcall service through both direct sales and indirect sales channels. Our initial target markets will include:

     *    Governments
     *    Business and Industry
     *    Commercial Development Companies
     *    Telecom Carriers
     *    Internet Service Providers (ISPs)
     *    Browser Based Services (Internet Explorer, Yahoo, Amazon.com, etc.)
     *    Affinity Groups
     * Other Organizations (charities, religious organizations, schools, alumni associations, etc.)

     These marketing efforts will be targeted at international long distance users in a number of key geographic areas in the world. The Company's marketing priorities will be focused primarily on the following geographic regions:

     *    Caribbean
     *    North America
     *    Asia Pacific
     *    Central & South America
     *    Europe
     *    Middle East

DIRECT SALES

     We intend to employ the following marketing and sales strategy to generate revenue and obtain and increase customer usage:

     * Direct Mail and E-mail Solicitations - We intend to send testimonial advertisements to prequalified potential users. These advertisements will refer or link the recipient to www.bestnetcall.com and extend an offer to subscribe to the Bestnetcall service. Recipients will be invited to use the service or request more information. These direct mail or e-mail solicitations will be carried out on a continuous basis by an in-house staff of direct marketing specialists located in our Tucson, Arizona offices.

     * Telemarketing - Telemarketing operations will be initiated out of our Tucson, Arizona offices targeted at specific market segments. We believe Tucson is an ideal center for customer service and telemarketing due to its relatively low wages and inexpensive space. There also is an abundance of experienced telemarketing personnel and, with the 40,000 student University of Arizona located in Tucson, we have access to individuals who speak many different languages to place calls to areas outside the United States.

     * Media Advertising and Promotion - The Company intends to place advertisements in key print and electronic media targeted at specific market segments. These advertisements will be designed to elicit direct responses and/or activations. Incentives will be included in the advertisements. Testimonials by key customers representing different market segments will be used to advocate the use of our service and encourage a visit to our Bestnetcall web site.

     * Public Relations Activities - The Company intends to hire an experienced corporate communications and public relations specialist to work with an international public relations firm and the media in the development of a comprehensive global communications program which will feature print articles in industry and trade specific publications, local print media and feature editorial support.

INDIRECT SALES

     Indirect sales efforts will be centered around the following four types of organizations:

     * Carriers - The Bestnetcall internet telephony services will be made available to carriers such as Local Exchange Carriers (LEC), Competing Local Exchange Carriers (CLEC), foreign carriers, pager companies, Internet Service Providers (ISP), cell phone companies and wireless carriers for resale to their clients. These types of indirect sales organizations will be solicited through direct mail, e-mail, telemarketing initiatives, fax and direct sales calls by Company personnel.

     * Professional Service Firms - Accounting firms, consultants, and legal firms will be solicited to use the service and provide Bestnetcall to their clients as a means of saving money on international long distance calls.

     * Retailers - We intend to approach large retailers to offer our services to their credit card holders as a value-added service. These relationships are revenue sharing initiatives with the retail organization receiving a negotiated percentage of gross revenue generated by our services.


     * Agent/Distributors - Organizations with large client or member bases who may be a user of our services will also be encouraged to offer the services to their clients or members. Computer companies, commercial property development companies, banks, associations, affinity groups, etc. will be offered the ability to participate in a revenue sharing program with us by offering Bestnetcall to their customers or members. Revenue sharing is expected to be between 5% and 10% of net revenue.


PROJECT MANAGERS

     We intend to hire four project managers to sell, maintain and service major accounts. The managers will primarily focus their efforts on encouraging use and sales by carrier groups, professional organization retailers and agent distributors.

                      INDUSTRY BACKGROUND AND MARKET DEMAND

     According to industry sources, telecommunication service providers' global revenue is expected to reach US$975 billion in the year 2000. A number of industry studies have mapped international telephone traffic patterns. Current forecasts call for a total of 106 billion minutes of international telephone traffic in the year 2000. Valued at a normal price of US$0.25 per minute, this would represent a global market of approximately US$26.5 billion, although the Company believes the real market value will likely be two to three times that number.

     The primary reasons for the continued use of telephone company lines versus the alternatives found in satellite, Internet and cable systems include:

     *    Speed of communication
     *    Quality of communication
     *    Reliability of communication
     *    Ease of operation

     The global telecommunications industry has been highly regulated. However, over the past several years, North America has enjoyed significant deregulation, which has resulted in a highly competitive long distance service industry. The U.S. and Canada have among the lowest telephone rates in the world and the U.S. has emerged as the lowest cost supplier of long distance rates. U.S. deregulation has resulted in sizeable reductions in the wholesale cost of long distance services available to long distance resellers.

     Although declining rates have been symbolic in the U.S. and Canadian long distance markets, we believe international rates from and to other countries have been slow to decline for two major reasons:

     * Management of foreign telephone companies (TelCo) have been reluctant to reduce their rates given their monopoly-like status.

     * Foreign governments appear to be reluctant to take on the strong TelCo unions.

     In the long term, the Company believes it is unlikely that these high rates can be maintained as new technologies render the TelCo monopolies ineffective.

     Such new technologies have evolved around the emergence of the Internet as a mass communications and commerce medium. As a result, the Internet has emerged as an attractive medium for advertising and e-commerce. Jupiter Communications, a provider of research on Internet commerce, estimates that Internet advertising will grow from $1.9 billion in 1998 to $7.7 billion in 2002. Forrester Research, Inc., an independent Internet research firm that analyzes the impact of the Internet and emerging technologies on business strategy, projects that business-to-business Internet advertising will expand from $290 million in 1998 to $2.6 billion in 2002.

     Along with the impressive overall growth of the Internet, business-to-business usage is also growing rapidly, as businesses are increasingly leveraging the Internet's ability to reach highly targeted audiences globally, deliver personalized content and open new distribution channels. Forrester forecasts that business-to-business e-commerce will grow to $17 billion in 2002.

     Traditionally, companies have employed a variety of well-recognized media in business-to-business advertising, information delivery and communications to identify, qualify and facilitate commerce opportunities. Of the media serving the business-to-business community, a number of companies have started Internet telephony operations in the last few years. The intense competition in the telecommunications market, together with the growth of e-commerce, has further necessitated a movement towards exploring new methods for decreasing costs and, accordingly, has resulted into the genesis of Internet telephony.

     Since the Internet, like PSTNs, is comprised of many networks, the benefits of economies of scale are already imbued in the system. According to Frost & Sullivan, an international marketing and consulting company that monitors information and telecommunications markets, the new international standards are expected to result in significant growth in the Internet telephony market in the near future. Frost & Sullivan projects that the Pacific Rim, Europe and so-called "Rest-of the-World" markets will account for 73% of the total Internet telephony market by 2002. We believe these projections support the Company's market strategy of targeting businesses outside of North America or North American businesses with offices worldwide.

                               WAVETECH'S SOLUTION

     Under its licenses from Softalk, the Company intends to provide commercial voice quality Internet-based long distance services to corporate and residential subscribers. The Company's web-based solution offers subscribers access to low cost long distance rates by using the Internet as the means to launch calls and to view billing within seconds after completing a call.

     This technology blends the best of current systems using commercial PSTN for voice quality and the Internet for control and access. Bestnetcall provides a user anywhere in the world access to the U.S. telecom infrastructure while not infringing upon international telecom agreements.

     Users making calls from the Caribbean to the U.S. would operate over the same network as users from the U.S. making calls to the Caribbean, thus eliminating the middle retailers. This ensures the lowest pricing structure on a long-term basis.

     The Company provides customers access to its network, using international, standards-based Internet and telephony architecture deployed through its point of presence (POP), in Toronto, Canada. Additional POPs are planned for deployment in major cities in North America, Asia and Europe.

BESTNETCALL

     Our Bestnetcall service is an Internet-enabled toll quality long distance and call management service targeted primarily to businesses. Using a web browser, subscribers may place calls by entering their location telephone number and the destination telephone number. A data packet is transmitted over the Internet to our web server, which in turn communicates with a switching matrix. The switching matrix launches a call through the PSTN back to the subscriber's telephone and then launches a call to the destination number. Both calls are then bridged and the two calls are connected.


     By using our Bestnetcall service, North American subscribers can save an average of 50 - 75% over traditional international long distance costs.
Subscribers outside North America can save an average of 75 - 90% over traditional long distance costs charged by their local carriers. Set forth below is a diagram which illustates how Bestnetcall works.

[BESTNETCALL.COM LOGO]

                                   Toronto POP

                         Web                         Switch
                        Server     -----------       Matrix
                        (UUNet)                   (Leased Line)
                          |                             |
                          |                             |
                       Internet                       PSTN
                       (data)                        (voice)
                     |         |                        |
                   |             |                      |
                 |                 |                    |
        www.bestnetcall.com   Origination Call     Destination Call
                                   (US)                  (UK)

                Figure 1: Bestnetcall - Call Infrastructure

BESTNETCALL - VERSION 1.5

     The current version of Bestnetcall was specifically designed for corporate users to make and manage international and long-distance calls. Bestnetcall provides a comprehensive suite of call management features residing on the subscriber's desktop. Current active features include:

     * Custom directories - Users are given two directories, one for storing origination numbers and the second for storing destination numbers. There is no limit to the number of telephone numbers that can be populated in the two directories. The Company is currently creating a customized directory that can be automatically populated by a
          LAN-based, company/department-wide directories, such as from Lotus Notes, , Microsoft Outlook and other contact management applications.

     * Personal speed dial - To simplify dialing frequently called numbers, the subscriber may configure a speed dial which provides one click dialing.

     * Billing codes - Each telephone call may be charged to specific client or accounting codes defined by the subscriber. This allows easy segregation of calls by business, department, client or personal use. All billing codes are tagged to call detail that is viewable in real-time statements from the Bestnetcall web site.

     * Real-time statements - The subscriber may, at any time, view online, and up-to-the-second call detail record for the current day, current month and previous month. Each call detail record includes time, date, duration, rate, total cost, destination number and origination number of the calls. Call records may be viewed by billing codes. Statements may be printed or exported to standard office applications including Word and Excel. Account administrators can view, print and export call detail records for all users tied to their account.

     * World time - The subscriber may view, on demand, the current local time for cities worldwide.

     * Worldwide city and country codes - To aid dialing international telephone numbers, the subscriber may check for a list of city and country codes worldwide.

     * Rates - The subscriber may, at anytime, look-up Bestnetcall's current rates on a worldwide basis.

     * Account editing - Subscribers may edit their account online, including changing payment options or adding additional users.

BESTNETCALL - ENHANCEMENTS

     We are currently developing enhancements that will be integrated on a scheduled basis. These include enhancements to both our web site and product features. Product enhancements under development include conference calling and an improved graphical user interface and desktop version.

     Conference calling will allow users the ability to connect up to 64 parties on a single call, using their personal computer to initiate the calls. Conference calls may be launched immediately or they can be scheduled in advance. Scheduled calls will automatically be placed at the specified time and date. All conference calls will display their status to the conference administrator via the Bestnetcall website and offer substantial rate reductions compared to conventional conference call services provided by the major long distance providers.

     An improved graphical user interface will give the user access to more information, as well as provide much quicker load times, which is critical where Internet connections are slow.

     A desktop application is under development that is designed for networked office users without a dedicated Internet connection, or where Internet connections are very slow. The desktop application resides on the user's personal computer and uses small-packet transmission to quickly initiate calls. This feature further saves time by not requiring launch of a browser, web-site navigation or log-in.

BESTNETCALL - FUTURE PRODUCT STRATEGY

     According to industry sources approximately 22 million personal computers are in use in North America for Internet access. Such sources predicted that within two years, an additional 23 million non-personal computer devices will be used to access the Internet. Recognizing this trend, our product team is presently working on developing variations of Bestnetcall that use alternative access modalities, including the following:

     *    Two Way Paging - We are developing  applications for two-way paging to
          launch  calls  transmitting   packets  from  paging  networks  to  the
          Company's web server and switching matrix.

     * Wireless Personal Digital Assistant (PDA) - Designed for micro-web browsers, such as employed by the Palm VII, we are developing applications where users can launch Bestnetcall telephone calls or conference calls at any time using their wireless PDA.

     *    Internet   Devices  -  Bestnetcall   services  will  be  designed  for
          non-personal computer Internet devices, such as set-top boxes (WebTV), Smart Phones (iPhone), and appliances (I-Opener).

Any device that can access the Internet can be enabled by the Company to provide access to Bestnetcall services. No assurance can be given that the Company will be able to successfully develop or, if developed, commercially exploit any of the above-referenced devices.

NETWORK TOPOLOGY

PHASE I - INITIAL DEPLOYMENT

     The Company's network is currently deployed in a central office (CO) facility located in Toronto, Canada. Using an open architecture platform, the system is designed to initially support 20 million minutes of voice traffic per month. Full network monitoring and diagnostics are employed on a 24 x 7 basis.

     The Company's web server is hosted by UUNet, residing on their OC3 backbone, the largest in North America. The current configuration will support 25,000 simultaneous hits and is fully scalable. UUNet has 24 x 7 support and backup power supplied by on site battery and off site generators to ensure system survivability.

     The Company's switching matrix is located in the CO facility with direct T-1 connectivity to the wholesale PSTN network. The initial deployment of 1,000 ports is configured for rapid expansion of up to 10,000 ports. We work closely with the Softalk telecom and network engineers and their software development team to monitor and maintain the system in Toronto, Canada.

PHASE II - EXPANDING POINTS OF PRESENCE

     We are planning on expanding our network worldwide. Additional locations will be deployed in key strategic locations to facilitate web, voice and data traffic. These additional locations will provide network redundancy and least cost routing (LCR) for voice traffic.

     Our second location is currently being set up in New York at 60 Hudson Street, as the East Coast's principal gateway for international telecommunication traffic. The New York location will be initially configured with a port switching matrix similar to the one deployed in Toronto that can be expanded up to 10,000 ports.

     The  New  York  switching  matrix  will  be   inter-connected   to  several
international  PSTN  carriers,  where the Company  will offer least cost routing
(LCR) for all voice calls originating in North America.

     Following New York, we intend to expand to Los Angeles at 1 Wilshire Boulevard, as the West Coast's gateway for international telecommunication traffic. The equipment and facility will be similar to that of our Toronto and New York offices.

     We are currently working with UUNet's network engineering team to deploy another web host server in Europe to provide web-site access redundancy. Additional server deployment is planned for other major Asian and European gateways.

PHASE III - VIRTUAL PRIVATE NETWORK

     As voice traffic increases, we plan on deploying gateway servers to better facilitate growing international traffic between certain locations. This strategy will allow the Company to install a Virtual Private Network (VPN) along these high-traffic routes to reduce costs for voice traffic. Employing dedicated data circuits between these gateways, the voice calls will be compressed and transmitted using data packets significantly reducing the cost of routing over normal PSTN channels.

     The global VPN network can be either public or private networks, consisting of T-1 / fractional T-1, Frame Relay / Fractional Frame Relay and IP (Internet) as well as ISDN lines.

                            TRANSACTIONS WITH SOFTALK

     LICENSE AGREEMENT. On October 25, 1999, the Company and Softalk amended their license agreement to grant the Company and its subsidiaries a worldwide exclusive license to distribute, market, service, sell and sublicense Softalk's existing or thereafter developed or acquired services and products to commercial accounts, and a worldwide nonexclusive license to distribute, market, service, sell and sublicense Softalk's existing or thereafter developed or acquired services and products to individual customer accounts. In exchange for the license amendments, the Company issued Softalk five-year warrants to purchase up to 5,246,753 shares of Common Stock; 3,246,753 of which have an exercise price of $3.25 per share, 1,000,000 have an exercise price of $5.00 per share, and the remaining 1,000,000 have an exercise price of $10.00 per share.

     PURCHASE AGREEMENT. On November 13, 1999, the Company, through its subsidiary Interpretel (Canada) Inc., purchased all existing products and accounts of Softalk in exchange for 4,329,004 shares of Class A non-voting preferred stock of Interpretel (Canada) Inc. Under this Agreement, Softalk granted Wavetech a right to be the first to be offered the possibility of purchasing Softalk, its intellectual property, software and/or patents, should such an offer occur. The shares issued under this Agreement are exchangeable on a one-for-one basis for shares of the Company's common stock at any time. The issuance of the shares of Interpretel (Canada) Inc. was valued at $10,000,000, the value of the Company's common shares (into which the Interpretel (Canada) Inc. shares can be converted). As of the date of this prospectus, the Interpretel (Canada) Inc. preferred shares are exchangeable for approximately 56% of the issued and outstanding shares of Wavetech common stock.

     LOCK-UP AGREEMENT. Softalk holds 4,329,004 shares of Class A non-voting preferred stock of Interpretel (Canada) Inc. On May 1, 2000, as part of the private placement of Series B Convertible Preferred Stock of the Company, Softalk agreed not to sell, offer, transfer or exchange the Interpretel shares until May 1, 2001, unless Softalk is given consent to do so by the investor involved in the private placement.

     CROSS CORPORATE CONTROL. Softalk has the right to designate two directors to the Board of Directors of the Company. As of the date of this prospectus, Softalk has designated Rosnani Atan and Alexander Christopher Lang to serve on Wavetech's five person Board of Directors. Wavetech also has been granted the right to appoint one director to the three person Board of Directors of Softalk. Wavetech's director designee is Gerald I. Quinn, the Company's Chief Executive Officer.

     LOAN FACILITY. On August 6, 1999, the Company agreed to loan Softalk up to $2 million at a prime interest rate plus 1%. As of May 31, 2000, the outstanding balance of the loan was $1,384,000. Under the terms of this loan, Softalk may pay back the loan principle plus interest on or before August 6, 2000, or convert any amounts outstanding, plus interest, on the loan into shares of Softalk common stock in full satisfaction of money owed to the Company under the loan.

                          WAVETECH INTERNATIONAL, INC.
                             Summary Financial Data

     The following table summarizes the financial data for our business.

                                                    Year Ended August 31                Nine Months Ended May 31
                                       -------------------------------------------     --------------------------
                                           1997            1998            1999           1999           2000
                                       -----------     -----------     -----------     ----------     -----------
Statement of Operations Data:
Revenue                                $   719,142     $   157,838     $    13,580     $    9,173     $     6,940
Cost of revenue                            679,930          85,082           9,468          8,793          24,101
Selling, general and administration      1,584,747         794,004         691,479        501,140       1,120,626
Depreciation & Amortization                211,786         156,965         146,977         95,148         966,922
                                       -----------     -----------     -----------     ----------     -----------
Total cost and expenses                  2,476,463       1,036,051         847,924        605,081       2,111,649

Loss from operations                    (1,757,321)       (878,213)       (834,344)      (595,908)     (2,104,709)

Other Income and Expenses:
  Interest income                            8,500           6,565          70,519         59,242          41,565
  Rental income                                  0           8,833          36,000         27,000          22,500
  Misc income                                    0               0               0              0             476
  Interest expense                         (26,893)        (45,182)         (8,995)        (7,472)        (62,928)
  License agreement termination
   Income                                        0         236,906               0              0               0
  Loss on sale of investment in Switch           0        (216,165)              0              0               0
  Debt conversion expense                        0         (92,894)              0              0               0
  Proposed merger costs                          0        (236,737)       (118,450)      (118,500)              0
  Write-off of intangibles & other
   assets                                        0               0         (36,125)             0               0
  Preferred stock conversion penalty             0               0        (144,000)      (108,000)        (99,484)
  Other misc expenses                            0               0         (15,000)       (15,000)            (68)
                                       -----------     -----------     -----------     ----------     -----------
Total Other Income and Expenses            (18,393)       (338,674)       (216,051)      (162,730)        (97,939)
                                       -----------     -----------     -----------     ----------     -----------
Net loss before preferred dividends    $(1,775,714)    $(1,216,887)    $(1,050,395)    $ (758,638)     (2,202,648)

Cumulative preferred dividends
 declared and preferred stock
 conversion benefit                              0         135,994          36,500         27,300       2,412,713
                                       -----------     -----------     -----------     ----------     -----------
Net loss available to common
 shareholders                          $(1,775,714)    $(1,352,881)    $(1,086,895)    $ (785,938)    $(4,615,361)

Net loss per share, basic & diluted    $     (0.12)    $     (0.51)    $     (0.37)    $    (0.25)    $     (1.45)

Weighted average shares of
 outstanding, basic & diluted           14,455,167       2,663,257       2,904,693      3,082,553       3,179,863

The following table is a summary of our balance sheet at May 31, 2000.

                                     August 31, 1999       May 31, 2000
                                     ---------------       ------------
Balance Sheet Data:
Cash and equivalents                   $   889,620         $  3,012,509
Working capital                        $   618,440         $  2,721,507
Total assets                           $ 1,574,395         $ 14,741,951
Total liabilities                      $   281,288         $    302,106
Stockholders' equity                   $ 1,293,107         $ 14,439,845

                      SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this prospectus. The selected consolidated statement of operations data for the years ended August 31, 1995, 1996, 1997, 1998 and 1999 are derived from our audited financial statements not included elsewhere in this prospectus.

                                                  Year Ended August 31                           Nine Months Ended May 31
                          -------------------------------------------------------------------   --------------------------
                              1995          1996          1997         1998          1999          1999          2000
                          -----------   -----------   ------------  -----------   -----------   -----------   ------------
Statement of Operations
Data:
Revenue                   $    24,468   $    19,895   $    719,142  $   157,838   $    13,580   $     9,173   $      6,940
Cost of revenue                                            679,930       85,082         9,468         8,793         24,101
Development                   201,224       297,935              0            0             0             0              0
Selling, general and
  administration              855,756     1,603,356      1,584,747      794,004       691,479       501,140      1,120,626
Depreciation &
 Amortization                                              211,786      156,965       146,977        95,148        966,922
                          -----------   -----------   ------------  -----------   -----------   -----------   ------------
Total cost and expenses     1,056,980     1,901,291      2,476,463    1,036,051       847,924       605,081      2,111,649

Loss from operations       (1,032,512)   (1,881,396)    (1,757,321)    (878,213)     (834,344)     (595,908)    (2,104,709)

Other Income and
Expenses:
 Interest income                    0        32,777          8,500        6,565        70,519        59,242         41,565
 Rental income                      0             0              0        8,833        36,000        27,000         22,500
 Misc income                        0             0              0            0             0             0            476
 Interest expense             (22,587)      (11,585)       (26,893)     (45,182)       (8,995)       (7,472)       (62,928)
 License agreement
  termination income                0             0              0      236,906             0             0              0
 Loss on sale of
  investment in Switch              0             0              0     (216,165)            0             0              0
 Debt conversion expense            0             0              0      (92,894)            0             0              0
 Proposed merger costs              0             0              0     (236,737)     (118,450)     (118,500)             0
 Write-off of intangibles
  & other assets                    0             0              0            0       (36,125)            0              0
 Preferred stock
  conversion penalty                0             0              0            0      (144,000)     (108,000)       (99,484)
 Other misc expenses                0             0              0            0       (15,000)      (15,000)           (68)
                          -----------   -----------   ------------  -----------   -----------   -----------   ------------
Total Other Income and
 Expenses                     (22,587)       21,192        (18,393)    (338,674)     (216,051)     (162,730)       (97,939)
                          -----------   -----------   ------------  -----------   -----------   -----------   ------------
Net loss before
 preferred dividends      $(1,055,099)  $(1,860,204)  $(1,775,714)  $(1,216,887)  $(1,050,395)  $  (758,638)  $ (2,202,648)

Cumulative preferred
 dividends declared and
 preferred stock
 conversion benefit                 0             0              0      135,994        36,500        27,300      2,412,713
                          -----------   -----------   ------------  -----------   -----------   -----------   ------------
Net loss available to
 common shareholders      $(1,055,099)  $(1,860,204)  $(1,775,714)  $(1,352,881)  $(1,086,895)  $  (785,938)  $ (4,615,361)

Net loss per share,
 basic & diluted          $     (0.22)  $    (0.17)   $     (0.12)  $     (0.51)  $     (0.37)  $     (0.25)  $      (1.45)

Weighted average shares
 of outstanding, basic &
 diluted                    4,830,803    11,200,401     14,455,167    2,663,257     2,904,693     3,082,553      3,179,863

                                                     At August 31                                Nine Months Ended May 31
                         --------------------------------------------------------------------   --------------------------
                            1995          1996           1997          1998          1999          1999          2000
                         -----------   -----------   ------------   -----------   -----------   -----------   ------------
Balance Sheet Data:
 Cash & Cash Equivalents $   285,793   $   857,488   $     13,329   $ 2,202,573   $   889,620   $ 1,350,589   $  3,012,509
 Working Capital            (362,479)      665,483       (650,761)    1,863,442       618,440       870,656      2,721,507
 Total Assets                810,131     4,580,239      2,840,796     2,542,171     1,574,395     3,465,890     14,741,951
 Total Liabilities           652,620     1,070,529        828,981       389,219       281,288       510,443        302,106
 Accumulated Deficit      (1,392,167)   (3,252,371)    (5,028,085)   (6,380,966)   (7,467,861)   (7,166,902)   (12,092,221)
 Stockholders' Equity        157,511     3,509,710      2,011,815     2,152,952     1,293,107     2,955,447     14,439,845

                                  THE OFFERING

Securities Offered by the
selling shareholders................    In our May 1, 2000 private  placement we
                                        issued  1,000  shares  of our  Series  B
                                        Convertible Preferred Stock and warrants
                                        to purchase 203,371 shares of our common
                                        stock.    The   Series   B   Convertible
                                        Preferred  Stock  are  convertible  into
                                        956,022  shares  of  our  common  stock,
                                        assuming   we    received    notice   of
                                        conversion  of the  preferred  stock  on
                                        June  13,  2000.  A  description  of the
                                        terms  of  the   Series  B   Convertible
                                        Preferred   Stock,   and   investor  and
                                        placement  warrants  is included in this
                                        prospectus    under    "Description   of
                                        Securities."

Common Stock Outstanding............    As  of  May  30,  2000,  there  were  an
                                        aggregate    of     3,318,881     shares
                                        outstanding.

Use of Proceeds.....................    We will not receive any of the  proceeds
                                        of sales of common stock by the selling shareholders.

Risk Factors........................    The  shares  of  common  stock   offered
                                        hereby  involve  a high  degree of risk.
                                        See "Risk Factors."

Nasdaq Bulletin Board Symbol........    ITEL

                                  RISK FACTORS

     BEFORE BUYING ANY OF THE SHARES OF COMMON STOCK BEING OFFERED BY THIS PROSPECTUS, YOU SHOULD CAREFULLY READ AND CONSIDER EACH OF THE RISK FACTORS WE HAVE DESCRIBED IN THIS SECTION. YOU SHOULD BE PREPARED TO ACCEPT ALL OF THESE RISKS, INCLUDING THE RISK THAT YOU MAY LOSE YOUR ENTIRE INVESTMENT, BEFORE YOU MAKE A DECISION TO BUY ANY OF THE SHARES OF COMMON STOCK.

     This prospectus contains forward-looking statements that involve risks and uncertainties. These statements may include the Company's plans to grow its Internet-based communications businesses, to expand the range of services offered by the Company, to increase the number of customers and revenues using the Company's services and the minutes of use and price per minute of use of the traffic booked through the Company's websites and network, to otherwise expand its business activities in new cities and foreign countries, to retain key personnel or otherwise to implement its strategy as well as the Company's beliefs regarding consumer acceptance of the Internet as a means of commerce and the use of the Internet as a source of advertising. Such statements include statements regarding the belief or current expectation of the Company's management and are necessarily based on management's current understanding of the markets and industries in which the Company operates. That understanding could change or could prove to be inconsistent with actual developments. The Company's actual results could differ materially from the results discussed in this prospectus, including those anticipated in or implied by any forward-looking statements. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this prospectus.

THE COMPANY'S BESTNETCALL SERVICE IS IN ITS EARLY STAGES OF DEVELOPMENT AND, WITH LIMITED OPERATING HISTORY, IT IS DIFFICULT TO PREDICT THE ACCEPTANCE AND GROWTH OF THE COMPANY AND ITS BESTNETCALL SERVICE.

     The Company has operated at a loss for the last six years. The Bestnetcall service is a new product for the Company and therefore has no operating history upon which an evaluation of the Company and its prospects can be based. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets such as those in which the Company competes. Such risks include, but are not limited to, evolving and unpredictable business models, management of growth, the Company's ability to anticipate and adapt to development markets, acceptance by Internet users, businesses and business customers of the Company's services and the ability of the Company to establish relationships with additional strategic partners. To address these risks the Company must, among other things, attract and retain an audience of frequent users of its services in its target markets, maintain its business customer base, attract a significant number of new Internet telephony business customers in target markets, expand its sales of voice, fax and value-added telecom services through Bestnetcall, respond to competitive developments, continue to form and maintain relationships with telecom carrier partners, continue to attract, retain and motivate qualified personnel, provide superior customer service, and continue to develop and upgrade its technologies and commercialize its services incorporating such technologies. There can be no assurance that the Company will be successful in addressing such risks, and a failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations.

IF THE MARKET FOR INTERNET TELEPHONY AND NEW SERVICES DOES NOT DEVELOP AS THE COMPANY EXPECTS, OR DEVELOPS MORE SLOWLY THAN EXPECTED, THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS WILL BE MATERIALLY ADVERSELY AFFECTED.

     The growth of the Company's business depends on attracting customers to enroll and use the Bestnetcall service for long distance calling. If the volume of voice traffic fails to increase, or decreases, the Company's business, financial condition and future prospects will be materially adversely affected. No assurance can be made that end-users will purchase services from the Company or that the Company's customers will maintain a demand for the Company's services.

THE QUALITY OF THE COMPANY'S SERVICES AND THE COMPANY'S CAPACITY TO TRANSMIT INTERNATIONAL VOICE AND FAX CALLS DEPENDS LARGELY ON THIRD PARTIES, WHOSE FAILURE TO ADEQUATELY DELIVER SUCH SERVICES COULD MATERIALLY ADVERSELY AFFECT THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

A FAILURE BY PARTIES THAT MAINTAIN PHONE AND DATA LINES TO SERVICE SUCH LINES OR AN INCREASE IN THE PRICE FOR MAINTAINING PHONE AND DATA LINES MAY DISRUPT THE COMPANY'S BUSINESS.

     The Company's business strategy depends on the availability of the Internet to transmit data packets for voice and fax calls. The Company also relies on third parties who provide traditional phone lines. Some of these third parties are national telephone carriers. They may increase their charges for using these lines at any time and decrease the Company's profitability. They may also fail to properly maintain their lines and disrupt the Company's ability to provide service to the Company's customers. Any failure by these third parties to maintain these lines and networks that leads to a material disruption of the Company's ability to complete calls over the Internet would have a material adverse affect on the Company's business, financial condition and results of operations. No assurances can be made that the Company will be able to continue purchasing such services from these third parties on acceptable terms, if at all. If the Company is unable to purchase the necessary services to maintain and expand the Company's network as currently configured, the Company's business, financial condition and results of operations would be materially adversely affected.

LOCAL COMMUNICATIONS SERVICE PROVIDERS MAY NOT BE ABLE TO PROVIDE EFFICIENT PHONE AND DATA LINES, IF AT ALL, PREVENTING OR REDUCING THE CALLS TRANSMITTED THROUGH THE COMPANY'S BESTNETCALL SERVICE.

     The Company intends to develop relationships with local communications service providers in many countries, some of whom own the equipment that translates voice to data in that country. The Company relies upon these third parties to both provide lines over which the Company completes calls and to increase their capacity when necessary as the volume of the Company's traffic increases. There is a risk that these third parties may be slow, or fail, to provide lines, which would affect the Company's ability to complete calls to those destinations. There can be no assurance that the Company will establish and/or continue relationships with these local service providers on acceptable terms, if at all.

Because the Company relies upon these relationships with local service providers to expand into additional countries, there can be no assurance that they will be able to increase the number of countries to which the Company provides service. The Company may not be able to enter into enough relationships with local service providers in foreign locations to handle the increase in the volume of calls from the Company's customers. Finally, any technical difficulties that these providers suffer would affect the Company's ability to transmit calls to those locations. Incurring some or all of the foregoing difficulties would have a material adverse affect on the Company's business, financial condition and results of operations.

THE COMPANY DEPENDS ON STRATEGIC RELATIONSHIPS AND THERE CAN BE NO ASSURANCE THAT SUCH RELATIONSHIPS WILL BE MAINTAINED.

     The Company depends on strategic relationships to continually develop the technology it has licensed from Softalk and to expand the Company's distribution channels. In particular, the Company depends in large part on the Company's joint product development efforts with Softalk. Softalk or other strategic relationship partners may choose not to renew existing arrangements on commercially acceptable terms, if at all. The Company's loss of this key strategic relationship, or the failure to develop new relationships in the future, would have a material adverse effect on the Company's business, financial condition and results of operations.

THE TELECOMMUNICATIONS INDUSTRY IS SUBJECT TO DOMESTIC GOVERNMENTAL REGULATION AND LEGAL UNCERTAINTIES WHICH, IF INCREASED OR CHANGED, COULD MATERIALLY ADVERSELY AFFECT THE COMPANY'S BUSINESS.

     While the Federal Communications Commission has tentatively decided that information service providers, including Internet telephony providers, are not telecommunications carriers for regulatory purposes, various companies have challenged that decision. Congress continues to review the conclusions of the FCC, and the FCC could impose greater or lesser regulation on the Company's industry. The FCC is currently considering, for example, whether to impose surcharges or other regulations upon certain providers of Internet telephony, primarily those which provide Internet telephone services to end-users located within the United States. The imposition of such surcharges or the regulation of Internet telephony providers could increase the cost of doing business over the Internet and materially adversely affect on the Company's business, financial condition and results of operations.

     Aspects of the Company's operations may be, or become, subject to state or federal regulations governing universal service funding, disclosure of confidential communications, copyright and excise taxes. There can be no assurance that government agencies will not increasingly regulate Internet related services. Increased regulation of the Internet may slow its growth. Such regulation may also negatively impact the cost of doing business over the Internet and materially adversely affect the Company's business, financial condition and results of operations.

THE  TELECOMMUNICATIONS   INDUSTRY  IS  SUBJECT  TO  INTERNATIONAL  GOVERNMENTAL
REGULATION AND LEGAL UNCERTAINTIES WHICH COULD MATERIALLY ADVERSELY AFFECT THE COMPANY'S BUSINESS.

     The Company intends on marketing its service to international long distance callers. Because it will be conducting business internationally, the Company is subject to certain direct or indirect risks. These risks would include unexpected changes in regulatory requirements for the Internet and/or Internet telephony; foreign currency fluctuations, which could increase or decrease operating expenses and increase or decrease revenue; foreign taxation; and the burdens of complying with a variety of foreign laws, trade standards, tariffs and trade barriers.

     The Company may also be subject to general geopolitical risks, such as political and economic instability and changes in diplomatic and trade relationships. Adverse conditions internationally could materially adversely affect the Company's business, financial condition and results of operations.

THE COMPANY ANTICIPATES CONTINUED OPERATING LOSSES AS A RESULT OF EXPENDING SIGNIFICANT FINANCIAL RESOURCES ON ITS BESTNETCALL SERVICE.

     At February 29, 2000, the Company had an accumulated deficit of $8,664,216. Prior years' financial information has no particular bearing on future years' results because the focus of the Company has changed from calling card services to Internet telephony.

     The Company believes that its future profitability and success will depend in large part on its ability to generate sufficient revenues from Bestnetcall revenues and websites to businesses. Revenues are also anticipated from the licensing of its technology and business systems to partners setting up Internet telephony services in partner-led foreign markets. The profitability and success of the Company will depend on its ability to maintain existing relationships and enter into new relationships with Post Telephone & Telegraph ("PTT") administrations and other carriers for which it sells Internet telephony services and to obtain or retain for Wavetech the right to sell Internet telephony services and related value-added telecom services online, its ability to effectively maintain existing relationships with its multinational partners, its ability to successfully enter into new strategic relationships for distribution and increased usage of the Bestnetcall and Internet telephony services and its ability to generate sufficient online traffic and sales volume. Accordingly, the Company expects to expend significant financial and management resources on the roll-out of the Internet telephony service, and on site and content development on its Bestnetcall websites, integration of the Internet telephony and Bestnetcall services, strategic relationships, technology and operating infrastructure. As a result, the Company expects to incur significant additional losses and continued negative cash flow from operations for the foreseeable future. There can be no assurance that the Company's revenues will increase or even continue at their current levels or that the Company will achieve or maintain profitability or generate cash from operations in future periods. In view of the rapidly evolving nature of the Company's business, the limited operating history of both Internet telephony and Bestnetcall and the risks associated with integrating these businesses, the Company believes that period-to-period comparisons of operating results are not meaningful and should not be relied upon as an indication of future performance.

CONFLICTS OF INTEREST MAY ARISE WHICH MATERIALLY ADVERSELY AFFECT THE COMPANY, ITS BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     Conflicts of interest may arise between the Company, including Bestnetcall, on the one hand, and its affiliates, including Softalk, on the other hand, in areas relating to past, ongoing and future relationships, including the Bestnetcall License Agreement, corporate opportunities, indemnity arrangements, tax and intellectual property matters, potential acquisitions or financing transactions, sales of other dispositions by Wavetech principals. These conflicts also may include disagreements regarding the Bestnetcall License Agreement, including with respect to possible amendments to, or modifications or waivers of provisions of such agreement. Such amendments, modifications or waivers may adversely affect the Company's business, financial condition and results of operations. Ownership interests of directors or officers in the Company's Common Stock, or serving as both a director/officer of the Company and a director/officer/employee of Softalk, could create or appear to create potential conflicts of interest when directors and officers are faced with decisions that could have different implications for the Company and Softalk. Two of the members of the Company's Board of Directors are also directors, officers or employees of Softalk.

OUR FAILURE TO MANAGE THE GROWTH OF OUR BUSINESS COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS.

     Our potential growth may place significant demands upon our personnel, management and financial resources. In order to manage this growth, we may have to hire additional personnel and develop additional management infrastructure. There is no assurance that people with the necessary skills and experience will be available as needed or on terms favorable to us. There is no assurance that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations, that we will be able to attract, hire, train, retain, motivate and manage necessary personnel, or that our management will be able to identify, manage and exploit potential strategic relationships and market opportunities. If we are unable to effectively manage any potential growth, our business and financial condition could be adversely affected.

WE MAY NOT BE COMPETITIVE INTERNATIONALLY OR BE ABLE TO SATISFY REGULATORY REQUIREMENTS WHEN WE EXPAND GLOBALLY.

     A significant aspect of our growth strategy is to expand our business internationally, through the Internet. Such expansion will place additional burdens upon our management, personnel and financial resources and may cause us to incur losses. We will also face different and additional competition in these international markets. In addition, international expansion has certain unique risks, such as regulatory requirements, legal uncertainty regarding liability, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, political instability and potentially adverse tax implications. To the extent we expand our business internationally, we will also become subject to risks associated with international monetary exchange fluctuations. Any one of these risks could impair our ability to expand internationally as well as have a material adverse effect upon our overall business operations, growth and financial condition.

ON-LINE  SECURITY  BREACHES  OR FAILURES  MAY  MATERIALLY  ADVERSELY  AFFECT THE
COMPANY.

     In order to successfully provide services over the Internet, it is necessary that we be able to ensure the secure transmission of confidential customer information over public telecommunications networks. We employ certain technology in order to protect such information, including customer credit card information. However, there is no assurance that such information will not be intercepted illegally. Advances in cryptography or other developments that could compromise the security of confidential customer information could have a direct negative impact upon our electronic commerce business. In addition, the perception by consumers that communicating over the Internet is not secure, even if unfounded, means that fewer consumers are likely to make communicate through that medium. Finally, any breach in security, whether or not a result of our acts or omissions, may cause us to be the subject of litigation, which could be very time-consuming and expensive to defend.

THE PRICE OF OUR COMMON STOCK IS EXTREMELY VOLATILE AND MAY DECREASE IN VALUE.

     The market price of our common stock has been highly volatile. Occurrences that could cause the trading price of our common stock to fluctuate dramatically in the future include:

     *    fluctuations in our operating results
     * analyst reports, media stories, Internet chat room discussions, news broadcasts and interviews
     *    general economic conditions
     *    decreases in the rates we are able to negotiate with our customers

     The stock market has from time to time experienced extreme price and volume fluctuations that have particularly affected the market price for companies that do some or all of their business on the Internet.

OUR OUTSTANDING SHARES MAY BE DILUTED RESULTING IN LESS PERCENTAGE OF SHARES HELD BY EACH SHAREHOLDER AND A LOWER MARKET PRICE PER SHARE OF OUR COMMON STOCK.

     The market price of our common stock may decrease as more shares of common stock become available for trading due to the conversion of the Series B Convertible Preferred Stock into and the exercise of the warrants to purchase common stock. The participation of the shareholders in our Company also may be reduced through the issuance of new common stock.

THE FORWARD-LOOKING STATEMENTS IN THIS PROSPECTUS MAY NOT COME TRUE AND ACTUAL RESULTS COULD MATERIALLY DIFFER FROM THE ANTICIPATED RESULTS.

     This prospectus and the documents incorporated by reference, contain forward-looking statements that involve risks and uncertainties. We use words such as "believe," "expect," "anticipate," "plan" or similar words to identify forward-looking statements. Forward-looking statements are made based upon our belief as of the date that such statements are made. These forward-looking statements are based largely on our current expectations and are subject to a number of risks and uncertainties, many of which are beyond our control. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described above and elsewhere in this prospectus.

                                 USE OF PROCEEDS

     The selling shareholders will receive the net proceeds from the sale of their shares of common stock. However, we will receive up to $351,600 upon payment of the exercise price for the common stock underlying the warrants if all of the warrants are exercised. We will use all of these proceeds for working capital for our operations.

                            MARKET FOR COMMON EQUITY
                         AND RELATED STOCKHOLDER MATTERS

         The Company's Common Stock was quoted on the Nasdaq SmallCap Market until May 4, 1999, and then on the OTC:BB from June 28, 1999 to the present. The high and low bid prices of the Company's Common Stock as reported from September 1, 1997 through August 31, 1999 by fiscal quarters (i.e., 1st Quarter = September 1 through November 30) were as follows, as adjusted for a one-for-six reverse split effective December 18, 1998:


                                              HIGH          LOW
          FISCAL YEAR ENDED:                  ----          ---
          August 31, 1998
              First Quarter                  3.625          2.25
              Second Quarter                 2.8125         2.4375
              Third Quarter                  4.125          3.375
              Fourth Quarter                 4.3125         1.3125

          FISCAL YEAR ENDED:
          August 31, 1999
              First Quarter                  3.5625         1.5
              Second Quarter                 3.5625         2.0
              Third Quarter                  2.9375         0.125
              Fourth Quarter                 2.625          0.5

          FISCAL YEAR ENDING:
          August 31,2000
              First Quarter                  4.25           1.46875
              Second Quarter                10.25           4.125
              Third Quarter                  9.50           5.0
                (through May 31, 2000)

         The bid and the asked price of the Company's Common Stock on June 12, 2000, were $6.625 and $6.8125, respectively.

         As of June 30, 2000, the Company had 76 shareholders of record of its Common Stock. Of the 76 shareholders, there are 4 brokers that beneficially own the stock in a "nominee" or "street" name.

         The Company has never declared any cash dividends and currently plans to retain future earnings, if any, for its business operations.

         NASDAQ DELISTING. The Company's Common Stock was delisted from the NASDAQ Small Cap Market on May 4, 1999, due to the fact that the Company was not in compliance with Nasdaq's $1.00 minimum bid price requirement. Since June 28, 1999, the Company's Common Stock has been traded on the OTC Bulletin Board under the symbol "ITEL."

                              SELLING SHAREHOLDERS

     The shares being offered by the selling shareholders were issued pursuant to the Securities Purchase Agreement. We are registering the shares in order to permit the selling shareholders to offer these shares for resale from time to time.

     The following table provides information as of May 30, 2000, with respect to the common stock beneficially owned by each selling shareholder. None of these selling shareholders has a material relationship with us. We believe that the selling shareholders named in the following table have sole voting and investment power with respect to the respective shares of common stock set forth opposite their names. The shares of common stock offered by this prospectus may be offered from time to time by the selling shareholders named below or their nominees.

                                       Shares Beneficially                 Shares Beneficially
                                        Owned Prior to the                   Owned After the
                                             Offering           Number           Offering
                                      ---------------------    of Shares    -------------------
    Name                              Number     Percent(1)     Offered     Number   Percent(2)
    ----                              ------     ----------     -------     ------   ----------
Ceder Avenue LLC (3)                 1,160,000       35        1,160,000        0         0
Corporate Center
Windward One, West Bay Road
P.O. Box 31106 SMB
Grand Cayman, Cayman Islands

Thomson Kernaghan & Co. Limited (4)     43,371        1           43,371        0         0
365 Bay Street, Tenth Floor
Toronto, Ontario
Canada M5H 2V2

Roth Capital Partners, Inc.
600 California Street, 14th Floor
San Francisco, CA  94108                20,000        1           20,000        0         0

----------
(1) Percentages are based upon 3,318,881 shares of the Company's common stock outstanding as of May 30, 2000.
(2) Because the selling stockholder may offer all or some of the shares pursuant to this offering, we can not estimate the number of shares that will be held by the selling stockholder after completion of the offering. For purposes of this table, we have assumed that, after the completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholder.
(3) Includes (i) 1,000,000 shares of commons stock initially issuable upon conversion of the preferred stock, assuming the Company received a written notice of conversion on May 1, 2000 and (ii) 160,000 shares of common stock issuable upon exercise of the warrant issued to Cedar Avenue LLC.
(4) Thomson Kernaghan & Co. Limited acted as a placement agent in connection with the May 1, 2000, private placement of the Company. The number of shares beneficially owned by Thomson Kernaghan & Co. Limited includes 43,371 shares of common stock issuable upon exercise of the warrant issued to Thomson Kernaghan & Co. Limited.

                        DETERMINATION OF OFFERING PRICE

     Because this prospectus relates only to the resale of common stock issuable upon conversion of the Series B Convertible Preferred Stock and upon exercise of the warrants, we did not determine an offering price. The selling shareholders will individually determine the offering price of the common stock. The selling shareholders may use this prospectus from time to time to sell their common stock. The price at which the common stock is sold may be based on market prices prevailing at the time of sale, at prices relating to such prevailing market prices, or at negotiated prices.

                              PLAN OF DISTRIBUTION

     In connection with our issuance to the selling shareholders of Series B Convertible Preferred Stock and warrants, we provided to them certain registration rights and have subsequently filed a registration statement on Form S-2 with the SEC. That registration statement covers the resale of the common stock from time to time on the Nasdaq Over the Counter Bulletin Board or other national securities exchange or automated quotation system upon which our common stock is then traded or in privately negotiated transactions. This prospectus forms part of that registration statement. We have also agreed to prepare and file any amendments and supplements to the registration statement as may be necessary to keep it effective until this prospectus is no longer required for the selling shareholders to sell their shares of common stock and to indemnify and hold the selling shareholders harmless against certain liabilities under the Securities Act that could arise in connection with the selling shareholders' sale of their shares. We have agreed to pay all reasonable fees and expenses incident to the filing of the registration statement.

     The selling shareholders may sell the shares of common stock described in this prospectus directly or through underwriters, broker-dealers or agents. The selling shareholders may also transfer, devise or gift their shares by other means not described in this prospectus. As a result, pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer may offer shares of common stock. In addition, if any shares covered by this prospectus qualify for sale pursuant to Rule 144 under the Securities Act, the selling shareholders may sell such shares under Rule 144 rather than pursuant to this prospectus.

     The selling shareholders may sell shares of common stock from time to time in one or more transactions:

     *    at fixed prices that may be changed,
     *    at market prices prevailing at the time of sale, or
     * at prices related to such prevailing market prices or at negotiated prices.

     The selling shareholders may offer their shares of common stock in one or more of the following transactions:

     * on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the Nasdaq Over the Counter Bulletin Board,
     *    in the over-the-counter market,
     *    in privately negotiated transactions,
     *    through options,
     *    by pledge to secure debts and other obligations,
     *    by a combination of the above methods of sale, or
     *    to cover short sales made pursuant to this prospectus.

     In effecting sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate in the resales. The selling shareholders may enter into hedging transactions with broker-dealers, and in connection with those transactions, broker-dealers may engage in short sales of the shares. The selling shareholders also may sell shares short and deliver the shares to close out such short positions. The selling shareholders also may enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares, which the broker-dealer may resell pursuant to this prospectus. The selling shareholders also may pledge the shares to a broker or dealer, and upon a default, the broker or dealer may effect sales of the pledged shares pursuant to this prospectus.

     In order to comply with the securities laws of certain states, the selling shareholders must offer or sell the shares only through registered or licensed brokers or dealers. In addition, in certain states, the selling shareholders cannot offer or sell the shares unless the shares have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     The SEC may deem the selling shareholders and any underwriters, broker-dealers or agents that participate in the distribution of the shares of common stock to be "underwriters" within the meaning of the Securities Act. The

SEC may deem any  profits on the  resale of the  shares of common  stock and any
compensation  received  by  any  underwriter,   broker-dealer  or  agent  to  be
underwriting discounts and commission under the Securities Act.

     Under the Exchange Act, any person engaged in the distribution of the shares of common stock may not simultaneously engage in market-making activities with respect to the common stock for five business days prior to the start of the distribution. In addition, each selling shareholder and any other person participating in a distribution will be subject to the Exchange Act, which may limit the timing of purchases and sales of common stock by the selling shareholder or any such other person.

                            DESCRIPTION OF SECURITIES

COMMON STOCK

     For a description of our common stock see our Registration Statement on Form 8-A filed with the SEC on March 11, 1987.

SERIES B CONVERTIBLE PREFERRED STOCK

     Pursuant to a Securities Purchase Agreement dated May 1, 2000, we issued 1,000 shares of Series B Convertible Preferred Stock, $.001 par value, to the investor in the private placement. Each share of Series B Convertible Preferred Stock may be converted by the holder, in whole or in part, into the number of fully-paid and non-assessable shares of common stock determined in accordance with the following formula: $5,000 divided by the lesser of

     * 110% of the average of the last closing bid price for the common stock as reported by Bloomberg, L.P., for the five trading days before May 1, 2000, or

     * 80% of the average of the last closing bid price for the common stock as reported by Bloomberg, L.P., for the three lowest trading days out of the 10 consecutive trading days before the selling shareholder provides written notice of its desire to convert its shares.

     The Preferred Stock automatically converts into shares of common stock on May 1, 2002 if not converted prior to that time. One hundred ten percent of the average closing bid price for the common stock for the five trading days prior to May 1, 2000 is $8.074 (110% x $7.34). Assuming the Company received a written notice of conversion from the selling shareholder on May 1, 2000, 80% of the average closing bid price for the three lowest trading days of the 10 trading days prior to May 1, 2000, would be $5.00 (80% x $6.25). The lower of the two prices is $5.00, which, divided into $5,000, will result in the issuance of 1,000 shares of common stock for every one share of Series B Preferred Stock.

     Holders of Series B Preferred Stock may receive out of any assets legally available, cumulative dividends at an annual rate per share equal to 6% of the liquidation preference of the stock with priority over a payment of any dividend on any other class or series of stock except for the Company's Series A Preferred Stock. The dividends accrue daily regardless of whether they are earned or declared.

     Except as required by law, the holders of Series B Preferred Stock will not be entitled to vote on any matter relating to the business or affairs of the Company or for any other purpose.

     The Series B Preferred Stock has a liquidation preference of $5,000 per share plus accrued but unpaid dividends. If the Company liquidates wholly or partially, dissolves or winds up, either voluntarily or involuntarily, the holders of Series B Preferred shares will be paid in cash out of the surplus funds or of the assets distributed. If the cash is insufficient to pay the holders of Series B Preferred Stock in full, then the assets will be given first to the holders of the Series B Preferred shareholders.

     If the Company does not deliver the shares representing the common stock issuable upon conversion of the Series B Preferred Stock within five (5) days after the Company receives the written notice of the holder's desire to convert its shares, the Company must pay, on demand, liquidated damages for failing to deliver the converted shares. The liquidated damages begin to accrue on the 6th business day after the Company receives the written conversion notice from the Selling Shareholder. The following is the schedule for liquidated damages.

                                       Late Payment for Each $10,000 of
                                          Preferred Stock Liquidation
     No. of Business Days Late                  Being Converted
     -------------------------                  ---------------
                 1                                   $100

                 2                                   $200

                 3                                   $300

                 4                                   $400

                 5                                   $500

                 >5                 $500 + $200 for each Business Day late
                                          beyond 5 Business Days from
                                              the delivery date

WARRANTS

INVESTMENT WARRANT

     Pursuant to the Securities Purchase Agreement dated May 1, 2000, we issued a warrant to the investor in the private placement. The warrant expires on May 1, 2003.

EXERCISE OF WARRANT

     The warrant may be exercised at any time after issuance.

EXERCISE PRICE

     The exercise price of the warrant is one-cent ($.01) for all 160,000 shares of common stock represented by the warrant.

CASHLESS EXERCISE OPTION

     The warrant holder may designate a "cashless exercise option." This option entitles the warrant holders to elect to receive fewer shares of common stock without paying the cash exercise price. The number of shares to be determined by a formula based on the total number of shares to which the warrant holder is entitled, the current market value of the common stock and the applicable exercise price of the warrant.

     Upon any sale of all or substantially all our assets, or a recapitalization, reorganization, reclassification, consideration, merger with or into another Company, in which we are not the surviving entity, we will obtain from the acquiring person or entity a written agreement whereby the other corporation will assume all of our obligations under this warrant.

PLACEMENT AGENT WARRANT

     In connection with services performed as a placement agent in the private placement on May 1, 2000, we issued a warrant to the Placement Agent. The Warrant expires on May 1, 2003.

EXERCISE OF WARRANT.

     The Placement Agent Warrant may be exercised at any time after issuance.

EXERCISE PRICE.

     The exercise price of the Warrant is 110% of the average closing bid price as reported by Bloomberg, L.P. of the common stock for the 5 trading days before May 1, 2000.

CASHLESS EXERCISE OPTION.

     The Placement Agent is entitled to a "cashless exercise option." This option allows the agent to receive fewer shares of common stock without paying the exercise price. The amount of shares to be issued is determined by a formula based on the number of shares to which the agent is entitled under the warrant, the current market value of the common stock and the exercise price of the warrant.

REGISTRATION RIGHTS OF THE SELLING SHAREHOLDERS

     The Company has agreed to file with the SEC a shelf registration statement (of which this prospectus is a part) covering resales by holders of the common stock issuable upon conversion of the Series B Preferred Stock and the common stock issuable upon exercise of the warrants within 45 days after the date of original issuance of the Series B Convertible Preferred Stock. The Company has agreed to use reasonable efforts to cause the shelf registration statement to become effective as promptly as is practicable and to keep the shelf registration statement effective until the earlier of (1) the sale pursuant to the shelf registration statement of all the securities registered thereunder and
(2) the expiration of the holding period applicable to such securities pursuant to Rule 144(k) under the Securities Act or any successor provision.

     The Company has agreed to pay predetermined liquidated damages to those holders of common stock issued upon conversion of the preferred stock or upon exercise of the warrants if the registration statement was not timely filed or if the prospectus is unavailable. A holder who sells the common stock issued upon conversion of the preferred stock or upon exercise of the warrants pursuant to the shelf registration statement generally will be required to be named as a selling stockholder in the related prospectus, deliver a prospectus to purchasers and be bound by those provisions of the registration rights agreement that are applicable to the holder (including certain indemnification provisions). The Company will pay all expenses of the shelf registration statement, provide to each registered holder copies of the prospectus, notify each registered holder when the shelf registration statement has become effective and take certain other actions as are required to permit, subject to the foregoing, unrestricted resales of the preferred stock or the common stock.

                                  LEGAL MATTERS

     Certain legal matters have been passed upon for us by Squire, Sanders & Dempsey L.L.P., Phoenix, Arizona.

                                     EXPERTS


     The consolidated financial statements of Wavetech International, Inc. included in Wavetech International, Inc.'s Annual Report (Form 10-KSB) for the year ended August 31, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements have been incorporated herein by reference and included herein, respectively, in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.


                   INFORMATION WITH RESPECT TO THE REGISTRANT

     This prospectus is being delivered with a copy of our Form 10-KSB for the fiscal year ended August 31, 1999 and our Forms 10-QSB for the quarterly periods ended November 30, 1999, February 29, 2000 and May 31, 2000.

                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                          Wavetech International, Inc.

                              Financial Statements
   Year ended August 31, 1999 and the three and nine months ended May 31, 2000

                                    CONTENTS

Report of Independent Auditors............................................. F-1
Consolidated Balance Sheet................................................. F-2
Consolidated Statements of Operations...................................... F-3
Consolidated Statements of Changes in Stockholders' Equity................. F-4
Consolidated Statements of Cash Flows...................................... F-5
Notes to Consolidated Financial Statements................................. F-6
Unaudited Balance Sheet.................................................... F-17
Unaudited Consolidated Statements of Operations (Nine Month Period)........ F-18
Unaudited Consolidated Statements of Operations (Three Month Period)....... F-19
Unaudited Consolidated Statements of Cash Flows............................ F-20
Notes to Unaudited Consolidated Financial Statements....................... F-21

                         Report of Independent Auditors

Board of Directors
Wavetech International, Inc.

We have audited the accompanying consolidated balance sheet of Wavetech International, Inc. as of August 31, 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Wavetech International, Inc. for the year ended August 31, 1998 were audited by other auditors whose report dated November 6, 1998, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1999 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wavetech International, Inc. as of August 31, 1999, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP

Tucson, Arizona
October 18, 1999,
except for Note 11, as to which the date is November 13, 1999

                          Wavetech International, Inc.

                           Consolidated Balance Sheet
                                 August 31, 1999

Assets
Current assets:

  Cash and cash equivalents                                         $   889,620
  Prepaid expenses and other assets                                       8,529
                                                                    -----------
Total current assets                                                    898,149

Property and equipment, net                                             363,559
License fee, net of amortization of $9,524                              190,476
Note receivable from affiliate                                          100,000
Deposits and other assets                                                22,211
                                                                    -----------
Total assets                                                        $ 1,574,395
                                                                    ===========

Liabilities and stockholders' equity Current liabilities:

  Accounts payable and accrued expenses                             $   243,029
  Notes payable to officer                                               13,000
  Capital lease obligations, current portion                             23,680
                                                                    -----------
Total current liabilities                                               279,709

Capital lease obligation, net of current portion                          1,579

Commitments

Stockholders' equity:
  Series A preferred stock, 6% cumulative, par value $.001
   per share; 10,000,000 shares authorized, 600 shares issued
   and outstanding (liquidation value $600,000)                               1
  Common stock, par value $.001 per share; 50,000,000 shares
   authorized, 3,021,288 shares issued and outstanding                    3,021
  Additional paid-in capital                                          8,757,946
  Accumulated deficit                                                (7,467,861)
                                                                    -----------
Total stockholders' equity                                            1,293,107
                                                                    -----------

Total liabilities and stockholders' equity                          $ 1,574,395
                                                                    ===========

See notes to consolidated financial statements.

                          Wavetech International, Inc.

                      Consolidated Statements of Operations
                  For the years ended August 31, 1999 and 1998


                                                        1999            1998
                                                    -----------     -----------
Revenues                                            $    13,580     $   157,838

Expenses:
  Cost of sales (exclusive of depreciation
    and amortization shown separately below)              9,468          85,082
  General and administrative                            691,479         794,004
  Depreciation and amortization expense                 146,977         156,965
                                                    -----------     -----------
Total expenses                                          847,924       1,036,051
                                                    -----------     -----------

Net loss from operations                               (834,344)       (878,213)
Other income (expense):
  Interest income                                        70,519           6,565
  Rental income                                          36,000           8,833
  Interest expense                                       (8,995)        (45,182)
  License agreement termination income                       --         236,906
  Loss on sale of investment in Switch                       --        (216,165)
  Debt conversion expense                                    --         (92,894)
  Costs incurred in connection with
    unconsummated merger                               (118,450)       (236,737)
  Write-off of intangible and other assets              (36,125)             --
  Preferred stock conversion penalty                   (144,000)             --
  Other expenses                                        (15,000)             --
                                                    -----------     -----------
Total other income (expense)                           (216,051)       (338,674)
Net loss before preferred dividends                  (1,050,395)     (1,216,887)
Cumulative preferred dividends declared and
  preferred stock conversion benefit                     36,500         135,994
                                                    -----------     -----------
Net loss available to common shareholders           $(1,086,895)    $(1,352,881)
                                                    ===========     ===========

Net loss per common share, basic and diluted        $      (.37)    $      (.51)

Weighted average number of shares outstanding,
  basic and diluted                                   2,904,693       2,663,257

See notes to consolidated financial statements.

                          Wavetech International, Inc.

           Consolidated Statements of Changes in Stockholders' Equity
                  For the years ended August 31, 1999 and 1998

                                       Preferred Stock        Common Stock      Additional
                                       ---------------    ------------------     Paid-in     Accumulated
                                       Shares   Amount    Shares      Amount     Capital       Deficit         Total
                                       ------   ------    ------      ------     -------       -------         -----
Balances, September 1, 1997              --     $ --    15,076,807   $ 15,077   $7,024,823   $(5,028,085)   $ 2,011,815
Common stock issued for payroll
 and services                            --       --       476,069        476      155,754            --        156,230
Warrants exercised                       --       --       380,280        380      222,123            --        222,503
Conversion of debt into common stock     --       --     1,061,731      1,062      370,511            --        371,573
Debt conversion expense                  --       --            --         --       92,894            --         92,894
Sale of Series A Preferred Stock        600        1            --         --      527,923            --        527,924
Preferred stock conversion benefit       --       --            --         --      122,894            --        122,894
Preferred stock dividend                 --       --            --         --           --      (135,994)      (135,994)
Net loss                                 --       --            --         --           --    (1,216,887)    (1,216,887)
                                        ---     ----     ---------   --------   ----------   -----------    -----------
Balances, August 31, 1998               600        1    16,994,887     16,995    8,516,922    (6,380,966)     2,152,952
Net loss                                 --       --            --         --           --    (1,050,395)    (1,050,395)
Conversion of debt into common stock     --       --       156,250        156       49,844            --         50,000
Reverse 1-for-6 stock split              --       --   (14,292,473)   (14,292)      14,292            --             --
Preferred stock dividends                --       --        27,798         28       24,272       (36,500)       (12,200)
Preferred stock conversion penalty       --       --       128,993        129      143,871            --        144,000
Stock options exercised                  --       --         5,833          5        8,745            --          8,750
                                        ---     ----     ---------   --------   ----------   -----------    -----------
Balances, August 31, 1999               600     $  1     3,021,288   $  3,021   $8,757,946   $(7,467,861)   $ 1,293,107
                                        ===     ====     =========   ========   ==========   ===========    ===========

See notes to consolidated financial statements.

                          Wavetech International, Inc.

                      Consolidated Statements of Cash Flows
                  For the years ended August 31, 1999 and 1998

                                                                   1999               1998
                                                               -----------        -----------
Operating activities:
 Net loss                                                      $(1,050,395)       $(1,216,887)
 Adjustments to reconcile net loss to
   net cash used in operating activities:
   Depreciation and amortization                                   146,977            156,965
   Common stock issued for services and accrued interest                --            168,732
   Debt conversion expense                                              --             92,894
   Loss on disposition of Switch shares                                 --            216,165
   Bad debt provision                                               18,276                 --
   Write-off of intangible and other assets                         36,125                 --
   Preferred stock conversion penalty                              144,000                 --
 Changes in assets and liabilities:
   (Increase) decrease in prepaid expenses and other
     current assets                                                 (1,983)            11,175
   Decrease in deposits and other assets                             7,872                 --
   Decrease in accounts payable and accrued expenses               (12,216)          (151,426)
   Decrease in unearned revenue                                         --           (146,429)
                                                               -----------        -----------
         Net cash used in operating activities                    (711,344)          (868,811)

Investing activities:
 Purchase of property and equipment                               (252,445)            (1,985)
 Decrease in other assets                                               --              5,550
 Issuance of notes receivable                                     (100,000)                --
 Purchase of licensing agreements                                 (200,000)                --
 Proceeds from sale of investment in Switch                             --          2,100,000
                                                               -----------        -----------
         Net cash (used in) provided by investing
          activities                                              (552,445)         2,103,565

Financing activities:
 Proceeds from notes payable                                            --            580,000
 Payments on notes payable                                              --           (330,000)
 Payments on capital lease obligations                             (45,714)           (39,037)
 Proceeds from common stock issued                                   8,750            222,503
 Proceeds from preferred stock issued                                   --            527,924
 Dividends paid in cash on preferred stock                         (12,200)            (6,900)
                                                               -----------        -----------
Net cash (used in) provided by financing activities                (49,164)           954,490

Net (decrease) increase in cash and cash equivalents            (1,312,953)         2,189,244
Cash and cash equivalents, beginning of year                     2,202,573             13,329
                                                               -----------        -----------
Cash and cash equivalents, end of year                         $   889,620        $ 2,202,573
                                                               ===========        ===========

See notes to consolidated financial statements.

                          Wavetech International, Inc.

                   Notes to Consolidated Financial Statements

                                 August 31, 1999

1. ORGANIZATION

Wavetech International, Inc. (the Company) is currently conducting minimal operations while actively pursuing to implement its business strategy of providing Internet telephony services. The Company has recorded net operating losses in each of the previous six years and does not anticipate realization of full operations until its strategy is fully implemented.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Interpretel, Inc. (Interpretel), Interpretel Canada Inc. and Telplex International Communications, Inc. All significant intercompany accounts and transactions have been eliminated.

On March 8, 1995, the Company entered into an agreement with Interpretel pursuant to which the Company agreed to issue 6,000,000 (pre-split) shares of its common stock in exchange for 100% of the outstanding 1,532,140 shares of common stock of Interpretel. The transaction resulted in the former shareholders of Interpretel owning approximately 80% of the outstanding shares of the Company. In accordance with Accounting Principles Board Opinion No. 16 "Business Combinations," the acquisition was accounted for as a reverse acquisition with Interpretel deemed to be the acquiring entity of the Company. The common shares issued in connection with the acquisition were assigned no value because the Company had no assets or liabilities at the date of the acquisition.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid instruments with a maturity of three months or less when purchased (money market accounts and certificates of deposit) to be cash equivalents.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost and depreciated over the estimated useful lives of the related assets, as follows:

     Furniture and fixtures                             7 years
     Computer equipment                                 5 years
     Software                                           5 years

The costs of maintenance, repairs and minor renewals are charged to expense in the year incurred. Expenditures that increase the useful lives of the asset are capitalized. When items are retired or disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

LICENSE FEES

Fees to license certain communications software are recorded at cost and amortized over the seven year life of the underlying agreement.

INCOME TAXES

Income  taxes are  determined  using the  liability  method.  This method  gives consideration to the future tax consequences associated with temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes.

CREDIT RISK AND FAIR VALUE OF FINANCIAL INSTRUMENTS

At August 31, 1999, the Company maintained the majority of its cash balances in bank accounts insured by the FDIC.

The carrying amounts for cash and cash equivalents, notes receivable, accounts payable and notes payable approximate fair value because of the short maturity of these instruments. The Company does not hold or issue financial instruments for trading purposes.

REVENUE RECOGNITION

Revenue from the sale of licensing agreements is recognized over the term of the agreement. Revenue from the installation of equipment is recognized when delivered. Revenue from the resale of minutes is recorded when the minutes are used by the customer. Cost of sales includes expenses directly related to the operation and maintenance of the telephony platform. Depreciation and amortization expense is separately stated.

STOCK-BASED COMPENSATION

The Company accounts for its employee stock-based compensation arrangements under the provisions of APB No. 25, Accounting for Stock Issued to Employees. Stock Options are granted to employees and directors under its Stock Option Plan with an exercise price equal to fair value at the date of grant and accordingly recognizes no compensation expense in connection with such grants.

NET LOSS PER COMMON SHARE

Diluted loss per share is equal to basic loss per share for all periods presented as the effect of all applicable securities (preferred stock, stock options and warrants; see Note 6) is anti-dilutive (decrease the loss per share amount). References to share and per share amounts have been restated to reflect a one-for-six stock split effective December 18, 1998 unless otherwise noted.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS

The 1998 financial statements have been reclassified to conform to the 1999 presentations.

3. PROPERTY AND EQUIPMENT

Property and equipment is composed of the following at August 31, 1999:

     Furniture and fixtures                                   $   170,415
     Computer equipment                                           618,807
     Software                                                     218,108
                                                              -----------
     Total property and equipment, at cost                      1,007,330
     Less: accumulated depreciation and amortization             (643,771)
                                                              -----------
                                                              $   363,559
                                                              ===========

Amortization expense related to assets held under capital leases was $23,847 and $36,139 in 1999 and 1998 respectively.

4. NOTE PAYABLE

Note payable to officer at August 31, 1999 consists of an unsecured note payable to an officer and shareholder of the Company, due on demand, interest payable at 15%.

On October 12, 1998, a note payable for $50,000, plus accrued interest, to an unrelated entity was converted into 156,250 (pre-split) shares of Common Stock. The conversion price was based on the average of the high and low price on the date of the letter of agreement for repayment of this note payable. Interest paid on notes payable and capital lease obligations amounted to $6,317 and $30,282 in 1999 and 1998, respectively.

5. LEASES

The Company has entered into capital lease arrangements for office furniture and equipment and operating lease arrangements for office space.

Future lease commitments at August 31, 1999 are as follows:

                                                         Capital       Operating
                                                          Leases         Leases
                                                        ---------       --------
2000                                                    $  24,874       $110,659
2001                                                        1,615        116,262
2002                                                           --         29,416
                                                        ---------       --------
                                                           26,489       $256,337
                                                                        ========
Less amounts representing interest                          1,230
                                                        ---------
Present value of net minimum lease payments             $  25,259
Less current portion                                      (23,680)
                                                        ---------
                                                        $   1,579
                                                        =========

Total rent expense under operating leases in 1999 and 1998 was $128,270 and $121,000, respectively.

6. STOCKHOLDERS EQUITY

PREFERRED STOCK: The Company issued 600 shares of Series A Convertible Preferred Stock in 1998 at $1,000 per share. The 6% Preferred stockholders are entitled to receive annual cumulative dividends of $60 per share per annum, accrued daily and payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, in preference and priority to any payment to any other class or series of stock of the Corporation. In 1999, a portion of these dividends were settled by the issuance of common shares. Series A Preferred stockholders do not have any voting rights.

The Preferred Stock is convertible at the option of the Company at any time on at least ten days advance notice once the shares issuable upon conversion are registered for resale by an effective registration statement. The conversion price is the lesser of five dollars and twenty-five cents ($5.25) or eighty-three percent (83%) of the average of the closing bid prices of the Common Stock as reported by NASDAQ during the five (5) consecutive trading days preceding the conversion date (but not including such date). However, all outstanding shares of Preferred Stock shall be automatically converted into common stock in April 2000 at the conversion price as set forth in the subscription agreement. A beneficial conversion feature of $122,894 resulted in a charge to retained earnings in 1998.

The Preferred stock is redeemable at the option of the Company after the date on which a registration statement under the Securities Act has been declared effective; provided the Company has given at least 5 days written notice. If any conversion of preferred shares in aggregate cause the Company to issue in excess of 20% of common shares outstanding and issued, the Company shall redeem such number of preferred shares as is necessary to limit the issuance of the common shares to 20% unless shareholder approval has been obtained to issue in excess of 20% of the outstanding and issued common shares. If redemption occurs, the Company must remit within 5 days of notice in the form of a cashiers check $1,250 per preferred share plus all accrued and unpaid dividends.

The holder of Preferred Stock may elect to convert such shares into Common Stock, at the conversion price described above, upon written notice to the Company. Such common shares are to be converted pursuant to an effective registration statement. Should the Company fail to register such common shares to allow for conversion as noted above, the Company is required to pay monthly liquidated damages to the Preferred Stock holder equal to 2% of the purchase price of the Preferred Stock. The Company expensed $144,000 and issued 128,993 shares of Common Stock in 1999 in liquidated damage payments.

COMMON STOCK: The Company issued in 1998 348,187 (pre-split) shares of common stock for consulting services pursuant to various agreements valued at $130,477. The value assigned to the common stock was based on the fair market value of the common stock on the date that the liability was incurred. The value of the consulting services was charged to expense during the period incurred.

The Company issued 54,557 (pre-split) deferred shares of common stock under the 1997 Stock Incentive Plan in 1998 to meet payroll expenses in the amount of $25,753. The value assigned to the common stock was based on the fair market value on the date of issue.

The Company issued 73,325 (pre-split) shares of common stock in 1998 in satisfaction for services valued at $29,000 performed in 1997. The value assigned to the common stock was charged to expense in 1997 based on the fair market values of the common stock.

During the quarter ended May 31, 1998, the Company offered to all warrant holders with warrants expiring May 31, 1998 and an exercise price of $1.00 (pre-split) per share, the following option: for a specific eleven day period, the right to exercise their warrants for $0.585 (pre-split) per common share (the fair market value on the date of the warrant exchange offer). The warrants were initially issued with convertible notes that matured during the year ended

August 31, 1996 and were converted into common shares at the face value of the notes plus accrued interest. A total of 380,280 (pre-split) out of 784,781 (pre-split) warrants were exercised under this offer and the balance of 404,501 (pre-split) warrants expired on May 31, 1998. The Company received $222,503 for the warrants. The Company recorded the exercise of the warrants as an increase to additional paid-in-capital and common stock.

In October of 1997, the Company received proceeds of $250,000 from the issuance of convertible notes payable. The notes were issued with attached warrants to purchase an aggregate of 40,000 (pre-split) shares of the Company's common stock. Each of the warrants is convertible at any time prior to October 24, 1999 by the holder thereof at an exercise price of $0.46 (pre-split) per share. The warrants are granted at fair market value of the common stock on the date of the grant. The warrants are valued at $18,400. These warrants remained outstanding at August 31, 1998. The notes accrued interest at a rate of 12% per annum and principal and accrued interest thereon were payable on or before April 24, 1998. On November 30, 1997, $200,000 in notes payable along with accrued interest of $2,067 were converted into 577,424 (pre-split) shares of common stock. A beneficial conversion feature of $92,894 was charged to expense in the period of the conversion. The balance of $50,000 payable at August 31, 1998 was converted into 156,250 (pre-split) shares in 1999 (Note 4). An aggregate of $100,000 of these notes payable was held by the wife and son of a director of the Company, who received 288,096 (pre-split) shares of the Company's common stock upon conversion.

On November 30, 1997, the Company converted $165,335 in existing notes payable plus accrued interest of $4,171 to 484,307 (pre-split) shares of common stock. The conversion price was based on the fair market value of the common stock on the date of the conversion.

The following summarizes warrant activity in 1999:

                                                                     Exercise
                                                  Number              Price
                                                 --------         --------------
Outstanding, September 1, 1998                    382,500         $2.64 - $10.50
Expired                                           (34,167)        $2.64 - $10.50
                                                 --------         --------------
Outstanding, August 31, 1999                      348,333         $2.76 - $ 9.00
                                                 ========         ==============

STOCK INCENTIVE PLAN: The Company is authorized to issue up to 766,667 shares of common stock under its 1997 Stock Incentive Plan. Shares may be issued as incentive stock options, deferred shares or restricted shares. The options are granted at the fair market value of the common stock on the date of the grant; options have terms of up to ten years. The Company also grants non-statutory options.

The fair  value of these  options  was  estimated  at the date of grant  using a
Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 5.60%, dividend yield of 0%, volatility factor of the expected market price of the Company's common stock of 2.334, and a weighted-average expected life of the options of 2 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

SFAS No. 123 requires the Company to present pro forma disclosure for options granted subsequent to 1995. These disclosures are not indicative of future amounts, as options granted prior to 1995 have not been included as provided by SFAS No. 123. For purposes of pro forma disclosure, the estimated fair value of stock options was amortized to expense over the vesting period. Pro forma net loss and loss per share are as follows:

                                                     1999               1998
                                                  -----------       -----------
Net loss available to common
  stockholders, as reported                       $(1,086,895)      $(1,352,881)
Pro forma compensation expense for
  stock options                                      (249,557)          (17,000)
                                                  -----------       -----------
Pro forma net loss available to
  common stockholders                              (1,336,452)       (1,369,881)
                                                  -----------       -----------
Pro forma loss per share available
  to common stockholders                          $      (.43)      $      (.51)
                                                  ===========       ===========

A summary of the Company's stock option activity (including non-statutory options) is as follows:

                                                                    Weighted
                                    Number of        Option         Exercise
                                     Options          Price           Price
                                     Granted        Per Share       Per Share
                                     -------        ---------       ---------
Outstanding, September 1, 1997        375,000      $2.25 - 6.00      $ 4.17
Granted                                11,667          2.40            2.40
Canceled                             (100,000)         3.96            3.96
                                   ----------      ------------      ------
Outstanding, August 31, 1998          286,667      $2.25 - 6.00      $ 4.17
Granted                             1,896,667       1.00 - 3.00        1.06
 Exercised                             (5,833)          1.5            1.5
Canceled                             (133,333)      1.00 - 3.96        2.14
                                   ----------      ------------      ------
Outstanding, August 31, 1999        2,044,168      $1.00 - 6.00      $ 1.43
                                   ==========      ============      ======

The remaining contractual life of options outstanding at August 31, 1999 was 9.6 years. Options for the purchase of 266,667 and 360,833 shares were immediately exercisable at August 31, 1999 and 1998 with a weighted-average price of $3.33 and $4.31 per share.

The weighted average fair values of stock options granted during 1999 and 1998 for which the exercise price was equal to the fair market value of the stock were $.96 and $0.40 per share, respectively.

7. INCOME TAXES

At August 31, 1999, the Company has federal net operating loss carryforwards totaling approximately $11,000,000 and state net operating loss carryforwards of approximately $7,100,000. The federal and state net operating loss carryforwards expire in various amounts beginning in 2011 for federal purposes and 2000 for state purposes. Certain of the Company's net operating loss carryforwards may be subject to annual restrictions limiting their utilization in accordance with Internal Revenue Code Section 382, which include limitations based on changes in control. In addition, approximately $3,200,000 of net operating loss carryforwards are further limited to activities in a trade or business in which the Company is not presently involved. Additionally, the Company has capital loss carryforwards of approximately $216,000 which will expire in 2004 unless offset by capital gains. No tax benefit has been recorded in the financial statements since realization of these loss carryforwards does not appear likely.

The income tax benefit for the years ended August 31 is comprised of the following amounts:

                                                   1999                 1998
                                                 ---------            ---------

         Current                                 $      --            $      --

         Deferred:
            Federal                               (359,000)            (453,000)
            State                                  (55,000)             (19,000)
                                                 ---------            ---------
                                                  (414,000)            (472,000)
         Valuation allowance                       414,000              472,000
                                                 ---------            ---------
                                                 $      --            $      --
                                                 =========            =========

The Company's tax benefit differs from the benefit calculated using the federal statutory income tax rate for the following reasons:

                                                    1999                  1998
                                                    ----                  ----
         Statutory tax rate                         34.0%                 35.0%
         State income taxes                          5.3%                  9.0%
         Amortization of organization costs           --                  (7.0%)
         Change in valuation allowance             (39.3%)               (37.0%)
                                                    ----                  ----
         Effective tax rate                          0.0%                  0.0%
                                                    ====                  ====

The components of the net deferred tax asset are as follows:

                                                      1999              1998
                                                  -----------       -----------
         Deferred tax asset:
          Amortization of Intangibles             $    33,000       $    70,000
          Net Capital Loss                             85,000                --
          Net operating loss carryforward           3,756,000         3,390,000
                                                  -----------       -----------
                                                    3,874,000         3,460,000
         Valuation allowance                       (3,874,000)       (3,460,000)
                                                  -----------       -----------
                                                  $        --       $        --
                                                  ===========       ===========

Income taxes of $50 and $200 were paid in 1999 and 1998, respectively.

Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, requires a valuation allowance to reduce the deferred tax assets if, based on the weight of the evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a $3,874,000 valuation allowance at August 31, 1999 is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. The change in the valuation allowance for the current year is $414,000.

8. INVESTMENT IN SWITCH TELECOMMUNICATIONS PTY LIMITED

During August 1996 the Company entered into an agreement with Switch Telecommunications Pty Limited (Switch) to exchange an equity interest in the Company for an equity interest in Switch. The equity interests consist of outstanding common stock of the respective companies. The Company received five shares of Switch common stock representing 5% of the issued and outstanding common stock, in exchange for 257,352 shares of the Company's stock. On June 30, 1998, an agreement was reached between the Company and Switch which set forth the terms and conditions of a one year put option for the shares of common stock of Switch which are owned by the Company. On August 25, 1998, the Company exercised the put option thereby selling its entire interest in Switch for $2,100,000. The sale resulted in recognition of a net loss on the investment of $216,165.

Switch purchased a three-year warrant to purchase up to 333,333 shares of the Company's common stock at a price of $9 per share. The warrants expire January 17, 2000. Consideration of $20,000 was received for the warrants.

The Company entered into an Equipment and Software Turnkey Agreement with Switch during August, 1996. This agreement sets forth the terms of fees and services between Interpretel and Switch. The agreement provides for the purchase of an Interpretel system and licensing for its use in Australia, New Zealand, the subcontinent of India and Asia (excluding Korea and Japan). The initial term of the license was seven years. In the agreement, Switch contracted to purchase an Interpretel System consisting of a computer platform and related software. The agreement also provided for a licensing fee in the amount of $500,000 to be paid to Interpretel over a three-year period. The Company received $200,000 of the licensing fee during the year ended August 31, 1997. Effective June 30, 1998, an agreement was reached between the Company and Switch terminating the license agreement. Switch agreed to pay the Company $150,000 in consideration of the termination of the agreement. The payment was received on July 10, 1998. In consideration of the termination of the licensing agreement, the Company agreed to release Switch from any other obligations including the gross revenue fee. In connection with the termination of the licensing fee, the Company recognized $86,906 in unamortized deferred revenue and $150,000 termination payment for a total of $236,906 in license fee termination income.

9. RELATED PARTY TRANSACTIONS

The Company executed a loan agreement on August 6, 1999 with a company owned by certain of the Company's board members. The agreement, under which $100,000 was advanced at August 31, 1999 in the form of a note receivable, gives the borrower the option to convert the outstanding principal into shares of such company in a specified amount. Borrowings under the loan agreement bear interest at prime plus 1%.

10. LOSS ON ASSET IMPAIRMENT

The Company determined in the fourth quarter of fiscal 1999 that certain fixed and intangible assets no longer were of value to the Company. Accordingly, such assets and the related accumulated depreciation and amortization (net book value of $36,125) were written off.

11. SUBSEQUENT EVENTS

The Company amended its license agreement with Softalk, Inc. (Softalk) on October 25, 1999. The amended agreement is a worldwide, exclusive license to distribute, market, service, sell and sublicense any and all of Softalk's services and products to commercial accounts and a worldwide non-exclusive license for individual accounts. The Company issued five-year warrants to purchase the Company's common stock in connection with this amendment as follows: 3,246,753 exercisable at $3.25; 1,000,000 at $5.00; and 1,000,000 at
$10.00.

On November 13, 1999, the Company purchased certain assets (products and accounts) from Softalk in exchange for 4,329,004 shares of Class A voting preferred stock of Interpretel Canada Inc. (the Class A shares). The Class A shares are exchangeable on a one-for-one basis into the Company's common shares at any time. The Class A shares must at all times represent at least 15% of the voting shares and 15% of the fair market value of Interpretel Canada.

                  Wavetech International, Inc. and Subsidiaries

                      Condensed Consolidated Balance Sheets
                        May 31, 2000 and August 31, 1999

                                                                       May 31,            August 31,
                                                                        2000                1999
                                                                    ------------        ------------
                            ASSETS                                   (unaudited)           (Note 1)
Current assets:
 Cash and cash equivalents                                          $  3,012,509        $    889,620
 Prepaid expenses and other assets                                         9,733               8,529
 Accounts receivable                                                       1,371                   0
                                                                    ------------        ------------

       Total current assets                                            3,023,613             898,149

Property and equipment, net accumulated
 depreciation $ 799,700 and $ 643,771                                  1,435,062             363,559

License fee, net of amortization of $820,518 and $9,524                8,854,250             190,476
Note receivable from affiliate                                         1,384,000             100,000
Note receivable from shareholder/director                                 32,000
Deposits and other assets                                                 13,026              22,211
                                                                    ------------        ------------

       Total assets                                                 $ 14,741,951        $  1,574,395
                                                                    ============        ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
 Accounts payable and accrued expenses                              $    272,736        $    243,029
 Notes payable, current portion                                                0              13,000
 Capital lease obligation                                                  3,130              23,680
 Dividends payable                                                        25,479                   0
 Unearned revenue                                                            761                   0
                                                                    ------------        ------------

       Total current liabilities                                         302,106             279,709

Capital lease obligation, net of current portion                               0               1,579

Stockholders' equity:
 Series A preferred stock, 6 % cumulative, par value
  $.001 per share; 10,000,000 shares authorized, zero
  and 600 shares issued and outstanding (liquidation
  value zero and $600,000)                                                     0                   1
 Series B preferred stock, 6% cumulative, par value $.001
  per share; 10,000,000 shares authorized, 1000 shares issued
  and outstanding  (liquidation value $5,000,000)                              5                   0
 Common stock, par value $.001 per share; 50,000,000 shares
  authorized, 3,318,881 and 3,021,288 shares issued and
  outstanding                                                              3,319               3,021
  Additional paid in capital                                          26,528,742           8,757,946
  Accumulated deficit                                                (12,092,221)         (7,467,861)
                                                                    ------------        ------------
       Total stockholders' equity                                     14,439,845           1,293,107
                                                                    ------------        ------------

       Total liabilities and stockholders' equity                   $ 14,741,951        $  1,574,395
                                                                    ============        ============

           See Notes to Condensed Consolidated Financial Statements.

                  Wavetech International, Inc. and Subsidiaries

                 Condensed Consolidated Statements of Operations
         For the Nine Month Periods Ended May 31, 2000 and May 31, 1999


                                                       2000            1999
                                                    -----------     -----------
                                                    (unaudited)      (unaudited)

Revenues                                            $     6,940     $     9,173

Expenses:
  Cost of sales (exclusive of depreciation
    and amortization shown separately below)             24,101           8,793
  General and administrative                          1,120,626         501,140
  Depreciation and amortization                         966,922          95,148
                                                    -----------     -----------

    Total expenses                                    2,111,649         605,081

    Net loss from operations                         (2,104,709)       (595,908)

Other income (expense):
  Interest income                                        41,565          59,242
  Interest expense                                      (62,928)         (7,472)
  Merger expenses                                             0        (118,500)
  Miscellaneous income                                      476               0
  Rental income                                          22,500          27,000
  Preferred stock conversion penalty                    (99,484)       (108,000)
  Settlement costs                                            0         (15,000)
  Exchange loss                                             (68)              0
                                                    -----------     -----------

    Total other income (expense)                        (97,939)       (162,730)

    Net loss before preferred dividends              (2,202,648)       (758,638)

Cumulative preferred dividends declared and
  beneficial conversion deemed dividend               2,412,713          27,300
                                                    -----------     -----------

Net loss available to common shareholders           $(4,615,361)    $  (785,938)
                                                    ===========     ===========

Net loss per common share, basic and diluted        $     (1.45)    $     (0.25)
                                                    ===========     ===========

Weighted average number of shares outstanding,
  basic and diluted                                   3,179,863       3,082,553
                                                    ===========     ===========

           See Notes to Condensed Consolidated Financial Statements.

                  Wavetech International, Inc. and Subsidiaries

                 Condensed Consolidated Statements of Operations
         For the Three Month Periods Ended May 31, 2000 and May 31, 1999


                                                       2000             1999
                                                    -----------     -----------
                                                    (unaudited)     (unaudited)

Revenues                                            $     6,479     $     3,683

Expenses:
  Cost of sales (exclusive of depreciation
    and amortization shown separately below)             16,735           1,454
  General and administrative                            576,014         165,839
  Depreciation and amortization                         405,511          42,541
                                                    -----------     -----------

    Total expenses                                      998,260         209,834

    Net loss from operations                           (991,781)       (206,151)

Other income (expense):
  Interest income                                        21,450          15,808
  Interest expense                                      (28,687)         (2,020)
  Merger expenses                                             0         (17,274)
  Miscellaneous income                                        6               0
  Rental income                                           4,500           9,000
  Preferred stock conversion penalty                    (27,484)        (36,000)
  Exchange loss                                             (68)
                                                    -----------     -----------

    Total other income (expense)                        (30,283)        (30,486)

    Net loss before preferred dividends              (1,022,064)       (236,637)

Cumulative preferred dividends declared               2,405,940           9,200
                                                    -----------     -----------

Net loss available to common shareholders           $(3,428,004)    $  (245,837)
                                                    ===========     ===========

Net loss per common share, basic and diluted        $     (1.04)    $     (0.10)
                                                    ===========     ===========
Weighted average number of shares outstanding,
  basic and diluted                                   3,306,120       2,574,777
                                                    ===========     ===========

           See Notes to Condensed Consolidated Financial Statements.

                  Wavetech International, Inc. and Subsidiaries

                 Condensed Consolidated Statements of Cash Flows
         For the Nine-Month Periods Ended May 31, 2000 and May 31, 1999


                                                                         2000               1999
                                                                      -----------        -----------
                                                                      (unaudited)        (unaudited)

Operating activities:
 Net Loss                                                             $(2,202,648)       $  (758,638)
 Adjustments to reconcile net loss to net
  cash used in operating activities:
  Depreciation and amortization                                           966,922             95,148
  Preferred stock conversion penalty                                       99,484            108,000
  Changes in assets and liabilities:
   Decrease (increase) in accounts receivable and other assets              7,815             (1,722)
   Increase (decrease) in accounts payable and accrued expenses            37,968            200,592
   (Increase) decrease in prepaid expenses                                 (1,204)                 0
   (Decrease) in accrued interest payable                                       0             (4,538)
                                                                      -----------        -----------

       Net cash used in operating activities                           (1,091,663)          (361,158)

Investing activities:
 Purchase of property and equipment                                      (548,200)          (252,444)
 Advances to affiliate                                                 (1,284,000)                 0
 Payment for acquisition of licensing rights                                    0           (200,000)
 Decrease (increase) in other long term assets                                  0              5,000
 (Increase) decrease in notes receivable
   to shareholder/director                                                (32,000)                 0
                                                                      -----------        -----------

       Net cash used in investing activities                           (1,864,200)          (447,444)

Financing activities:
 Increase (decrease) in notes payable                                     (13,000)                 0
 Principal payments on capital lease obligation                           (22,129)           (33,732)
 Dividends paid in cash on preferred stock                                      0            (18,400)
 Sale of Common Stock                                                   5,113,881              8,750
                                                                      -----------        -----------

       Net cash used in financing activities                            5,078,752            (43,382)

       Net increase (decrease) in cash                                  2,122,889           (851,984)

Cash and cash equivalents, beginning of period                            889,620          2,202,573
                                                                      -----------        -----------

Cash and cash equivalents, end of period                              $ 3,012,509        $ 1,350,589
                                                                      ===========        ===========

           See Notes to Condensed Consolidated Financial Statements.

                  Wavetech International, Inc and Subsidiaries

        Notes to Condensed Consolidated Financial Statements (Unaudited)


                                  May 31, 2000


NOTE 1 -- BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended May 31, 2000, are not necessarily indicative of the results that may be expected for the fiscal year ending August 31, 2000. The balance sheet at August 31, 1999, has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. For further information, refer to the Company's financial statements for the year ended August 31, 1999, included in its Form 10-KSB for such fiscal period.

The consolidated financial statements include the accounts of Wavetech International, Inc. ("the Company") and its wholly owned subsidiaries, Interpretel, Inc. ("Interpretel") and Telplex International Communications, Inc. ("Telplex"). All material intercompany balances and transactions have been eliminated. The Statement of Operations for the nine-month period ended May 31, 1999, has been reclassified to conform to the presentation used for the nine-month period ended May 31, 2000.

NOTE 2 -- PER SHARE DATA


Basic earnings (loss) per common share equals diluted earnings (loss) per common share for all periods presented as the effect of all potentially dilutive securities (preferred stock, stock options and warrants) is anti-dilutive
(decreases the loss per share amount). On December 18, 1998, the Company effected a one-for-six reverse stock split; all share and per share information have been restated retroactively to show the effect of this stock split.


NOTE 3 -- TRANSACTIONS WITH SOFTALK, INC.

The Company amended its license with Softalk, Inc. ("Softalk"), an Ontario corporation, on October 25, 1999. As amended, the license agreement grants to the Company a worldwide, exclusive license to distribute, market, service, sell and sublicense any and all of Softalk's services and products to commercial accounts and a worldwide non-exclusive license for individual accounts. In connection with the license amendment, the Company issued five-year warrants to purchase the Company's common stock ("the Common Stock") as follows: 3,246,753 exercisable at $3.25 per share; 1,000,000 at $5.00 per share; and 1,000,000 at $10.00 per share (collectively, the "Warrants"). The issuance of the Warrants was recorded at an estimated fair value of $154,000 as of the date of the license amendment.

On November 13, 1999, the Company, through its subsidiary Interpretel (Canada) Inc. ("Interpretel (Canada)"), entered into an agreement with Softalk with respect to the purchase of certain Softalk assets (products and accounts) in exchange for 4,329,004 shares of Class A non-voting preferred stock of Interpretel (Canada) (the "Class A shares"). Under the terms of the agreement, Softalk also granted Interpretel (Canada) a right-of-first-refusal with respect to the sale of Softalk or any of its intellectual property, software and patents. The Class A shares are exchangeable on a one-for-one basis for shares of the Company's Common Stock at any time. The issuance of the Class A shares was recorded at $10,000,000, the fair value of the Company's Common Shares (into which the Class A shares can be converted), as of the transaction date.

On August 6, 1999 the Company established a loan facility in favor of Softalk, Inc. Under this facility, the Company has agreed to loan Softalk up to $2 million, bearing an interest rate of prime (as announced by Citibank in New York, New York) plus one percent (1%). As of May 31, 2000, the outstanding principal balance on this credit facility was $1,384,000. Softalk may, at its option and at any time, convert any amount of outstanding principal plus interest accrued thereon into shares of Softalk capital stock in lieu of and in full satisfaction of repayment of the principal and interest owed to Wavetech. The number of shares of Softalk capital stock which may be issued to the Company for repayment of the full $2 million would be equal to ten percent (10%) of the value of Softalk, at the time of repayment. If the outstanding principal balance is less than $2 million, then the number of shares of Softalk capital stock issued to the Company would be calculated on a pro-rated basis.


Management believes that its $1,384,000 of advances to Softalk are recoverable, if not repaid, through conversion of such advances into equity of Softalk. Should such a conversion occur, the Company would own 6.92% of Softalk (based upon the $1,384,000) advances through May 31, 2000). Management believes that as of May 31, 2000, Softalk as a whole is worth at least $20,000,000 given that their equity holding in Wavetech is currently valued in excess of $30 million and combined with their intellectual property, code, new products and patents pending, their value would increase on a minimum basis to over $40 million. The Company believes the real value in Softalk is in its intellectual property, code, patents pending and the revenue potential of the products it has commercialized over the past year through royalties from Wavetech and other potential licensees. Within the last year, Softalk was offered $10 million for a fifty percent (50%) interest in the company, which was turned down.

On March 1, 2000, the Company executed a promissory note for $32,000 payable to Rosnani Atan, a director, officer and shareholder of Softalk, and a contract employee and member of the Board of Directors of the Company. The note is payable in equal installments of $4,356.55 on each of June 1, September 1, December 1 and March 1 over the next two years. The note bears interest at the rate of seven and three quarters percent (7.75%), which is prime less one percent, as adjusted June 1, September 1, December 1 and March 1 of each year in advance.

NOTE 4 -- SERIES B PREFERRED STOCK ISSUANCE

On May 1, 2000, the Company completed a $5,000,000 private placement of Series B Preferred Stock and common stock purchase warrants (the "Warrant") with an accredited investor. The financing consisted of 1,000 shares of Series B Preferred Stock and a Warrant to purchase 160,000 shares of common stock. The Series B Preferred Stock carries a dividend of 6% and a conversion price equal to the lower of 80% of the average closing bid prices of the Company's common stock for the three lowest trading days of the 10 consecutive trading days immediately preceding the conversion date or 110% of the average closing bid prices of the Company's common stock for the five trading days prior to the date of issuance of the Series B Preferred Stock. The Warrant has a term of three years and is exercisable at a price of $0.01 for all 160,000 shares of common stock. The Company also issued a warrant to purchase 43,371 shares of common stock to the placement agent in the private placement (the "Agent Warrant"). The Agent Warrant has a term of three years and a per share exercise price of $8.07.

                               PART II TO FORM S-2

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth our estimated costs and expenses in connection with the offering other than commissions and discounts, if any.

          SEC Registration Fee                                   $ 4,321.85
          Legal Fees and Expenses                                 30,000.00
          Accounting Fees and Expenses                             5,000.00
          Printing and Engraving Expenses                          1,000.00
          Miscellaneous                                           10,000.00
                                                                 ----------
             Total                                               $50,321.85
                                                                 ==========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Articles 11 and 12 of our Articles of Incorporation provide as follows:

     1. To the fullest extent permitted by the laws of the State of Nevada, as 4the same exist or may hereinafter be amended, no director or officer of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director or officer, provided, however, that nothing contained herein shall eliminate or limit the liability of a director or officer of the Corporation to the extent provided by applicable laws (i) for acts or omissions which involve intentional misconduct, fraud or knowing violation of law or (ii) for authorizing the payment of dividends in violation of Nevada Revised Statutes Section 78.300. The limitation of liability provided herein shall continue after a director or officer has ceased to occupy such position as to acts or omissions occurring during such director's or officer's term or terms of office. No repeal, amendment or modification of this Article, whether direct or indirect, shall eliminate or reduce its effect with respect to any act or omission of a director or officer of the Corporation occurring prior to such repeal, amendment or modification.

     2. The Corporation shall indemnify, defend and hold harmless any person who incurs expenses, claims, damages or liability by reason of the fact that he or she is, or was, an officer, director, employee or agent of the Corporation, to the fullest extent allowed pursuant to Nevada law.

ITEM 16. EXHIBITS


Exhibit                                                          Page Number or
Number                             Description                  Method of Filing
------                             -----------                  ----------------
 4.1       Certificate of Designations, Rights, Preferences             *
           and Limitations of the Series B Convertible
           Preferred Stock

 4.2       Form of Warrant issued to investor in private                *
           placement

 4.3       Form of Warrant issued to Thomson Kernaghan & Co.            *
           Limited as Placement Agent in the private placement

 5         Opinion re: legality of the securities being                 **
           registered

10.1       Securities Purchase Agreement between the Company            *
           and the investor in the private placement

10.2       Registration Rights Agreement among the Company,
           the Investor and the Placement Agent                         *

23.1       Consent of Independent Auditors                       Filed herewith

23.2       Consent of Counsel                                    See Exhibit 5

24         Powers of Attorney                                          ***

----------
* Previously filed as an exhibit to the Company's Form 8-K filed May 16, 2000 (File No. 637704)
**   Previously  filed  as an  exhibit  to the  Company's  Form  S-2  (File  No.
     333-39378)
*** Previously filed as part of the Signature Page of the Company's Form S-2 (File No. 333-39378)


ITEM 17. UNDERTAKINGS

     1. The undersigned Registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

          (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; provided, however, that paragraphs (a) and (b) shall not apply if such information is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference into this Registration Statement.

          (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     2. The undersigned Registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     3. The undersigned Registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     4. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference into this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     5. The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     6. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the undersigned Registrant pursuant to the foregoing provisions, or otherwise, the undersigned Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tucson, State of Arizona, on July 27, 2000.

                                       WAVETECH INTERNATIONAL, INC.

                                       By: /s/ Gerald I. Quinn
                                           -------------------------------------
                                           Gerald I. Quinn
                                           President and Chief Executive Officer


                                       By: /s/ Gerald I. Quinn
                                           -------------------------------------
                                           Gerald I. Quinn
                                           Chief Financial Officer
                                           (Principal Accounting Officer)


     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

       Signature                          Title                        Date
       ---------                          -----                        ----

/s/ Gerald I. Quinn          Chairman of the Board, President
--------------------------   and Chief Executive Officer           July 27, 2000
                             (Principal Executive Officer)

/s/ Gerald I. Quinn          Chief Financial Officer (Principal    July 27, 2000
--------------------------   Financial and Accounting Officer)

           *                 Vice President, Product               July 27, 2000
--------------------------   Development
    Richard P. Freeman

           *                 Director                              July 27, 2000
--------------------------
     John P. Clements

           *                 Director                              July 27, 2000
--------------------------
     Alexander C. Lang

           *                 Director                              July 27, 2000
--------------------------
      Rosnani Atan

* By /s/ Gerald I. Quinn
     ---------------------
     Attorney in Fact

                                  EXHIBIT INDEX


Exhibit                                                          Page Number or
Number                             Description                  Method of Filing
------                             -----------                  ----------------
 4.1       Certificate of Designations, Rights, Preferences             *
           and Limitations of the Series B Convertible
           Preferred Stock

 4.2       Form of Warrant issued to investor in private                *
           placement

 4.3       Form of Warrant issued to Thomson Kernaghan & Co.            *
           Limited as Placement Agent in the private placement

 5         Opinion re: legality of the securities being
           registered                                                  **

10.1       Securities Purchase Agreement between the Company            *
           and the investor in the private placement

10.2       Registration Rights Agreement among the Company,
           the Investor and the Placement Agent                         *

23.1       Consent of Independent Auditors                       Filed herewith

23.2       Consent of Counsel                                    See Exhibit 5

24         Powers of Attorney                                          ***

----------
* Previously filed as an exhibit to the Company's Form 8-K filed May 16, 2000 (File No. 637704)
**   Previously  filed  as an  exhibit  to the  Company's  Form  S-2  (File  No.
     333-39378)
*** Previously filed as part of the Signature Page of the Company's Form S-2 (File No. 333-39378)